SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                               Amendment No. 2
                         COMMAND SECURITY CORPORATION
                               (Name of Issuer)

                   Common Stock, $.0001 par value per share
                        (Title of Class of Securities)

                                  20050L100
                                (CUSIP Number)

                              William C. Vassell
                           Route 55, Lexington Park
                        Lagrangeville, New York 12540

                               With a Copy to:
                           David J. Pollitzer, Esq.
                      HERZOG, ENGSTROM & KOPLOVITZ, P.C.
                               Corporate Woods
                            7 Southwoods Boulevard
                               Albany, NY 12211
                                (518) 465-7581
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                              November 13, 2000
           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See ss.240.13d-7(b)for other parties to who copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number                                           20050L100

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         1)       Names of Reporting Persons, S.S. or I.R.S.
Identification Numbers Of Above Persons:
         William C. Vassell

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         2)       Check the Appropriate Box if a Member of a Group (See
Instructions)
         (a)  . . . . . . . .. . . . . . . . . . . .      [   ]
         (b)  . . . . . . . . . .. . . . . . . . . .      [   ]

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         3)       SEC Use Only  . . . . . . . . .

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         4)       Source of Funds
                  (See Instructions)  . . . . . . . . . .     PF

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         5)       Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  . . . . . . . . .[ ]

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         6)       Citizenship or Place of Organization . . .   U.S.A.

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         Number of         |(7)    Sole Voting Power             2,273,744*
         Shares            |________________________________________________
         Beneficially      |(8)     Shared Voting Power             16,300**
         Owned by          |________________________________________________
         Each              |(9)    Sole Dispositive              2,273,744*
         Reporting         |________________________________________________
         Person            |(10)Shared Dispositive Power            16,300**
_________With:_____________|________________________________________________

         11)      Aggregate Amount Beneficially Owned by Each Reporting
                  Person .. . . . . . . . . . . . . . . 2,273,744*

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         12)      Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares (See Instructions). . . [   ]

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         13)      Percent of Class Represented by
                  Amount of Row (11) .. . . . . . . . .   30.1%*

____________________________________________________________________________
         14)      Type of Reporting Person
                  (See Instructions)  . . . . . . . . . .     IN

* Includes 1,217,444 shares covered by warrants not exercisable until November 13, 2001
**   This amount is jointly owned with spouse of person filing.

Item 1. Security and Issuer.

         This statement relates to the common stock, par value $.0001 per share ("Common Stock") of Command Security Corporation, a New York Corporation ("Company or Issuer"). The Company's principal executive offices are located at Route 55, Lexington Park, Lagrangeville, NY 12540.

Item 2. Identity and Background.

     (a) This Statement is being filed by William C. Vassell.

     (b) The business address of William C. Vassell is c/o Command Security Corporation, Route 55, Lexington Park, Lagrangeville, NY 12540.

     (c) The principal occupation of William C. Vassell is President, Chief Executive Officer and Chairman of the Board of Directors of the Company.

     (d) During the last five years William C. Vassell has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years William C. Vassell was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

     (f) William C. Vassell is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     Not Applicable.

Item 4.  Purpose of Transaction.    (As stated in Amendment #1 to Schedule
13D filed March 21, 1995)

     (d) In connection with Sands Brothers & Co., Ltd. ("Sands Brothers") acting as placement agent in connection with the Company's February 26, 1995 private offering of its securities pursuant to Regulation D and Section 4(2) of the Securities Act of 1933, as amended, the Board agreed that certain corporate governance terms and conditions regarding the Company would be enacted. These corporate governance provisions were intended to be in Exhibit C to the placement agent agreement (a copy of which is attached as Exhibit 2 hereto and which is incorporated by reference herein in its entirety). However, the parties are not in complete agreement as to the effect of the terms in said Exhibit C. Notwithstanding that disagreement, the stated terms and conditions include, without limitation, the following: (1) the increase in the size of the Board of Directors of the Company from 6 to 8 and the election of Peter Kikis and Lloyd H. Saunders, III, to those new positions;
(2) the agreement by all directors, in their capacity as Shareholders, to enter into the Shareholders Agreement; (3) the appointment of John B. Goldsborough as President and Chief Executive Officer of the Company; (4) the appointment of H. Richard Dickinson as Chief Financial Officer of the Company; (5) the appointment of William C. Vassell as Chairman of the Board with certain designated powers and authority; and (6) the reconstitution of certain committees of the Board of Directors of the Company.

     Furthermore, the Shareholders Agreement was entered into in conjunction with the Company's acquisition of substantially all of the assets of United Security Group Inc. (the "Acquisition").

     The provisions of the Shareholders Agreement provide that each member of the Board will (i) vote all shares beneficially owned by him (his "Shares") for the election to directorships of each of the other members of the Board,
(ii) refrain from voting any of his Shares for any action that would result in the increases or decrease of the number of positions on the Board or for the removal, without cause, of any member of the Board, and (iii) in the event of death, resignation or removal of any director, vote all of his Shares in favor of the election of the person designated as replacement in accordance with the Shareholders Agreement. However, the parties are not in complete agreement as to the effect of the terms of the Shareholder Agreement.

     Simultaneously with the execution of the Shareholders Agreement, all of the members of the Board signed a Unanimous Written Consent in Lieu of a Special Meeting of the Board of Directors of Command Security Corporation which provides for the designation by certain members of the Board of nominees for the replacement of any current director upon death, resignation, removal or inability to serve. Messrs. Vassell, Nekos, Miller and Robinett were given the authority to nominate the replacement for any one of them; Messrs. Goldsborough, Sands and Saunders were given the authority to nominate the replacement for any one of them; and Mr. Kikis was given the authority to nominate the replacement for himself. The Board members agreed that their respective nominees of any replacements could be provided at a later date.

     (e) To finance the Acquisition and to raise funds for working capital the Company issued 1,137,506 shares of Common Stock in offerings under Regulation S promulgated under the Securities Act of 1933, as amended; and 950,002 shares of Common Stock and 9,061 shares of Series A Convertible Preferred Stock in an offering under Regulation D promulgated under the Act. The Company also obtained a $10 million revolving line of credit loan, and a $1.5 million subordinated loan and issued warrants to purchase 50,000 shares of Common Stock as partial compensation for the subordinated debt.

Item 4.  Purpose of Transaction.  (As per Amendment #2 to this Schedule 13D)

     The purpose of this Amendment #2 to Schedule 13D filing is to disclose that the transaction with Sands Brothers as reported in Amendment #1 to this Schedule 13D has terminated and to disclose Mr. Vassell's interest in two warrants (Exhibits A and B) covering up to 1,217,444 shares of the Company's Common Stock exercisable at $1.25 per share. The issuance of the warrants was in connection with a private transaction completed on November 13, 2000 to which Mr. Vassell was a party and which resulted in a change in control of the Company's management and ownership. Said transaction has been disclosed in the Company's Proxy Statement dated October 16, 2000.

     The private transaction involved Reliance Security Group plc ("Reliance"), a leading provider of security services in the United Kingdom. Reliance entered into a Stock Purchase Agreement (Exhibit C) with a shareholder, Robert Rosan, and the four plaintiff directors, Messrs. Sands, Peter Kikis, Saunders and Thomas Kikis, who brought suit on December 4, 1997 against Command and four other directors, Messrs. Vassell, Miller, Nekos and Robinett. Pursuant to this Stock Purchase Agreement each of the sellers thereunder sold, individually and not as a group, all right, title and interest in and to all of their respective shares of the common stock of the Company, all shares of Series A Preferred Stock of the Company and all warrants exercisable for shares of common stock of the Company beneficially owned by them to Reliance for $2.20 per share.

     As a condition to the completion of the Reliance transaction, the Company and Mr. Vassell entered into an Employment Agreement pursuant to which Mr. Vassell was issued the two warrants described below.

     The first warrant dated November 13, 2000, covers 204,485 shares of common stock of the Company. The exercise price is $1.25 per share. It expires on November 13, 2005 and may not be exercised for one year from the date of its issuance. It provides for the usual and customary anti-dilution provisions and may not be exercised until after the exercise by Reliance of the Reliance warrant and only to the extent of the exercise of the Reliance warrant.

     The second warrant dated November 13, 2000, covers up to 1,012,959 shares of common stock of the Company. The exercise price is $1.25 per share. It expires On November 13, 2005 and may not be exercised for one year from the date of its issuance. The exact number of shares covered will be that number which, when taken together with all shares of common stock held by Mr. Vassell on the date of the warrant exercise, is equal to approximately 20% of the outstanding common stock on a fully diluted basis taking into account the exercise of all stock options, warrants and rights to acquire shares of common stock outstanding on the date of the warrant, conversion of all shares of preferred stock outstanding on the date of the warrant and exercise of the warrant. The remaining terms of this warrant are the same as the warrant referenced above except that the number of shares covered by it are subject to the Company's performance. This warrant is also subject to the usual and customary anti-dilution provisions.

Item 5.  Interest in Securities of the Issuer.  (As stated in
Amendment #1 to Schedule 13D filed March 21, 1995)

     The Company has 6,521,021 shares of Common Stock outstanding as of the date hereof after giving effect to the issuance of 400,000 shares in connection with the purchaser of units in the Company's October, 1993 private offering as a result of the failure of the Common Stock underlying the units to be registered as required by the terms of such offering. Mr. Vassell owns beneficially 961,950 shares of outstanding Common Stock and Warrants to purchase 800,000 shares of Common Stock. Mr. Vassell disclaims beneficial ownership of any shares of Common Stock owned or held by any other director.

Item 5.  Interest in Securities of the Issuer.  (As per Amendment
#2 to this Schedule 13D)

     (a) Pursuant to his employment agreement with the Company, (Exhibit D), Mr. Vassell has been issued the warrants described above which are exercisable at $1.25 per share and cover up to 1,217,444 shares of the Company's common stock.

     (b) Except with respect to 16,300 jointly owned with his spouse, Mr. Vassell has sole power to vote or to direct the vote of all shares listed in
Item 5(a) above.

     (c) Mr. Vassell purchased a total of 26,300 shares during the past sixty days as follows:

         11/14/00    2,300 shares; 25/32/share; open market purchase
            (purchased jointly with his wife)
         12/26/00 15,000 shares; 9/16/share; open market purchase 12/27/00 5,000 shares; 9/16/share; open market purchase
         12/28/00    4,000 shares;  9/16/share; open market purchase

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to the Shareholders' Agreement (Exhibit E) by and among William C. Vassell, the Company and Reliance dated September 12, 2000, Reliance agreed to vote all of their shares of common stock in accordance with the provisions contained therein. These provisions include: (a) the establishment of a Board composed of seven directors; (b) an agreement that each of Vassell and Reliance shall designate two individuals to be nominated to serve as directors of the Company and that the Company shall have at least one independent director selected by Mr. Vassell and Reliance jointly and;
(c) an agreement to take all actions necessary to effect amendments to the Company's Certificate of Incorporation and By-Laws in order to incorporate and give full effect to the provisions of the Shareholder Agreement.

     In accordance with an Escrow Agreement (Exhibit F) dated
September 12, 2000, Mr. Vassell deposited a certificate representing 250,000 shares of the Company's common stock with the Escrow Agent pending the Company's results for the 12 month period ending September 30, 2001. In the event the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") for said period is less than $2.7 million, the Escrow Agent shall release said shares to Reliance. If EBITDA for said period is equal to or greater than $2.7 million, the escrowed shares shall be released to Mr. Vassell.

     Mr. Vassell is disclosing this material solely for the purpose of complying with the reporting requirements set forth in
Schedule 13D (Reg. ss. 240.13d-101).

Item 7.  Material to Be Filed as Exhibits.

     Exhibit A: Warrant covering 204,485 shares.

     Exhibit B: Warrant covering 1,012,959 shares.

     Exhibit C: September 12, 2000 Stock Purchase Agreement.

     Exhibit D: September 12, 2000, Employment Agreement between
     Command and William C. Vassell.

     Exhibit E: September 12, 2000,  Shareholders'  Agreement
     Among  Command,  Reliance and William C. Vassell.

     Exhibit F: September 12, 2000, Escrow Agreement.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2001

                                  By:/s/ William C. Vassell
                                     ----------------------
                                     William C. Vassell

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. ss.1001).

                                                                      EXHIBIT A


         THE WARRANTS REPRESENTED BY THIS CERTIFICATE AND THE SHARES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS THE REGISTRATION PROVISIONS OF SAID ACT OR APPLICABLE STATE LAW HAVE BEEN COMPLIED WITH OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF ITS COUNSEL OR AN OPINION OF OTHER COUNSEL REASONABLY SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED.

                         COMMAND SECURITY CORPORATION
             Warrant for the Purchase of Shares of Common Stock,
                          par value $.0001 per Share

No. 17

     THIS CERTIFIES that, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, WILLIAM VASSELL (the "Holder"), is entitled subject to Section 1 below, to subscribe for and purchase from COMMAND SECURITY CORPORATION, a New York corporation (the "Company"), upon the terms and conditions set forth herein, at any time or from time to time after November 13, 2001 and before 5:00 P.M. on November 12, 2005 New York time (the "Exercise Period") two hundred four thousand four hundred eighty five (204,485) shares of the Company's Common Stock par value $.0001 (the "Common Stock"), at a price of $1.25 per share (the "Exercise Price"). This Warrant is the warrant or one of the warrants (collectively, including any warrants issued upon the exercise or transfer of any such warrants in whole or in part, the "Warrants") issued pursuant to Section 4.1 of the Employment Agreement, dated September 12, 2000, between the Company and the Holder (the "Employment Agreement"). As used herein the term "this Warrant" shall mean and include this Warrant and any Warrant or Warrants hereafter issued as a consequence of the exercise or transfer of this Warrant in whole or in part.

     The number of shares of Common Stock issuable upon exercise of the Warrants (the "Warrant Shares") and the Exercise Price may be adjusted from time to time as hereinafter set forth.

1. This Warrant may be exercised from time to time during the Exercise Period, as to the whole or any lesser number of whole Warrant Shares, subject to the following: Reference is made to the warrant issued by the Company to Reliance Security Group plc ("Reliance") (the "Reliance Warrant") in connection with the transactions contemplated by the Stock Purchase Agreement, dated September 12, 2000 among Reliance and certain shareholders of the Company; this Warrant may only be exercised, in the same proportion as the number of warrant shares as to which Reliance theretofore has exercised its warrant bears to the total number of shares issuable upon exercise of the Reliance Warrant, by the surrender of this Warrant (with the form of election attached hereto duly executed) to the Company at its office at Route 55, Lexington Park, Lagrangeville, NY 12540, or at such other place as is designated in writing by the Company, together with a certified or bank cashier's check payable to the order of the Company in an amount equal to the Exercise Price multiplied by the number of Warrant Shares for which this Warrant is being exercised (the "Aggregate Exercise Price"); provided, however, that this Warrant shall only be exercisable after the exercise by Reliance of the Reliance Warrant and only to the extent provided above.

2. Upon each exercise of the Holder's rights to purchase Warrant Shares, the Holder shall be deemed to be the holder of record of the Warrant Shares issuable upon such exercise, notwithstanding that the transfer books of the Company shall then be closed or certificates representing such Warrant Shares shall not then have been actually delivered to the Holder. As soon as practicable after each such exercise of this Warrant, the Company shall issue and deliver to the Holder a certificate or certificates for the Warrant Shares issuable upon such exercise, registered in the name of the Holder or its designee. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the right of the Holder to purchase the balance of the Warrant Shares (or portions thereof) subject to purchase hereunder.

3. Any Warrants issued upon the transfer or exercise in part of this Warrant shall be numbered and shall be registered in a warrant register maintained by the Company in a manner consistent with sound business practice (the "Warrant Register") as they are issued. The Company shall be entitled to treat the registered holder of any Warrant on the Warrant Register as the owner in fact thereof for all purposes and shall not be bound to recognize any equitable or other claim to or interest in such Warrant on the part of any other person, and shall not be liable for any registration or transfer of Warrants which are registered or to be registered in the name of a fiduciary or the nominee of a fiduciary unless made with the actual knowledge that a fiduciary or nominee is committing a breach of trust in requesting such registration or transfer, or with the knowledge of such facts that its participation therein amounts to bad faith. This Warrant shall be transferable only on the books of the Company upon delivery thereof duly endorsed by the Holder or by his or its duly authorized attorney or representative, or accompanied by proper evidence of succession, assignment, or authority to transfer. In all cases of transfer by an attorney, executor, administrator, guardian, or other legal representative, duly authenticated evidence of his or its authority shall be produced. Upon any registration of transfer, the Company shall deliver a new Warrant or Warrants to the person entitled thereto. This Warrant may be exchanged, at the option of the Holder thereof, for another Warrant, or other Warrants of different denominations, of like tenor and representing in the aggregate the right to purchase a like number of Warrant Shares (or portions thereof), upon surrender to the Company or its duly authorized agent. Notwithstanding the foregoing, the Company shall have no obligation to cause Warrants to be transferred on its books to any person if, in the opinion of counsel to the Company, such transfer does not comply with the provisions of the Act, and the rules and regulations thereunder.

4. The Company shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of providing for the exercise of the rights to purchase all Warrant Shares granted pursuant to the Warrants, such number of shares of Common Stock as shall, from time to time, be sufficient therefor. The Company covenants that all shares of Common Stock issuable upon exercise of this Warrant, upon receipt by the Company of the full Exercise Price therefor, shall be validly issued, fully paid, nonassessable, and free of preemptive rights. The Company hereby represents and warrants to the Purchaser that on the date hereof the number of Warrant Shares is equal to (2%) of the outstanding Common Stock on a fully-diluted basis taking into account the exercise of all stock options, warrants and rights to acquire shares of Common Stock outstanding on the date hereof, conversion of all shares of the Company's Preferred Stock outstanding on the date hereof, and exercise of this Warrant and the Reliance Warrant but specifically excluding the warrants (the "Section 4.2 Warrants") issued to William Vassell pursuant to Section 4.2 of the Employment Agreement.

5. (a) In case the Company shall at any time after the date the Warrants were first issued (i) declare a dividend on the outstanding Common Stock payable in shares of its capital stock, (ii) subdivide the outstanding Common Stock,
(iii) combine the outstanding Common Stock into a smaller number of shares, or (iv) issue any shares of its capital stock by reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), then, in each case, the Exercise Price, and the number of Warrant Shares issuable upon exercise of this Warrant, in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination, or reclassification, shall be proportionately adjusted so that the Holder after such time shall be entitled to receive the aggregate number and kind of shares which, if such Warrant had been exercised immediately prior to such time, he would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination, or reclassification. Such adjustment shall be made successively whenever any event listed above shall occur.

(b) In case the Company shall issue or fix a record date for the issuance to all holders of Common Stock of rights, options, or warrants to subscribe for or purchase Common Stock (or securities convertible into or exchangeable for Common Stock) at a price per share (or having a conversion or exchange price per share, if a security convertible into or exchangeable for Common Stock) less than the Exercise Price on such record date, then, in each case, the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding on such record date plus the number of shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so to be offered (or the aggregate initial conversion or exchange price of the convertible or exchangeable securities so to be offered) would purchase at such Exercise Price and the denominator of which shall be the number of shares of Common Stock outstanding on such record date plus the number of additional shares of Common Stock to be offered for subscription or purchase (or into which the convertible or exchangeable securities so to be offered are initially convertible or exchangeable). Such adjustment shall become effective at the close of business on such record date; provided, however, that, to the extent the shares of Common Stock (or securities convertible into or exchangeable for shares of Common Stock) are not delivered, the Exercise Price shall be readjusted after the expiration of such rights, options, or warrants (but only with respect to Warrants exercised after such expiration), to the Exercise Price which would then be in effect had the adjustments made upon the issuance of such rights, options, or warrants been made upon the basis of delivery of only the number of shares of Common Stock (or securities convertible into or exchangeable for shares of Common Stock) actually issued. In case any subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the board of directors of the Company, whose determination shall be conclusive absent manifest error. Shares of Common Stock owned by or held for the account of the Company or any majority-owned subsidiary shall not be deemed outstanding for the purpose of any such computation.

(c) In case the Company shall distribute to all holders of Common Stock (including any such distribution made to the stockholders of the Company in connection with a consolidation or merger in which the Company is the continuing corporation) evidences of its indebtedness or assets (other than cash dividends or distributions and dividends payable in shares of Common Stock), or rights, options, or warrants to subscribe for or purchase Common Stock, or securities convertible into or exchangeable for shares of Common Stock (excluding those with respect to the issuance of which an adjustment of the Exercise Price is provided pursuant to Section 5(b) hereof), then, in each case, the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the record date for the determination of stockholders entitled to receive such distribution by a fraction, the numerator of which shall be the Exercise Price on such record date, less the fair market value (as determined in good faith by the board of directors of the Company, whose determination shall be conclusive absent manifest error) of the portion of the evidences of indebtedness or assets so to be distributed, or of such rights, options, or warrants or convertible or exchangeable securities, applicable to one share, and the denominator of which shall be such Exercise Price. Such adjustment shall be made whenever any such distribution is made, and shall become effective on the record date for the determination of shareholders entitled to receive such distribution.

(d) In case the Company shall issue shares of Common Stock or rights, options, or warrants to subscribe for or purchase Common Stock, or securities convertible into or exchangeable for Common Stock (excluding shares, rights, options, warrants, or convertible or exchangeable securities issued or issuable (i) in any of the transactions with respect to which an adjustment of the Exercise Price is provided pursuant to Sections 5(a), 5(b), or 5(c) above, (ii) to employees, officers, directors or consultants pursuant to any employee benefit plan or other arrangement or agreement for the primary purpose of soliciting or retaining their services, (iii) upon conversion of the Company's Series A Preferred Stock outstanding on the date hereof, or
(iv) upon exercise of the Warrants or any other rights, options or warrants outstanding on the date hereof), at a price per share (determined, in the case of such rights, options, warrants, or convertible or exchangeable securities, by dividing (x) the total amount received or receivable by the

Company in consideration of the sale and issuance of such rights, options, warrants, or convertible or exchangeable securities, plus the minimum aggregate consideration payable to the Company upon exercise, conversion, or exchange thereof, by (y) the maximum number of shares covered by such rights, options, warrants, or convertible or exchangeable securities) lower than the Exercise Price in effect immediately prior to such issuance, then the Exercise Price shall be reduced on the date of such issuance to a price (calculated to the nearest cent) determined by multiplying the Exercise Price in effect immediately prior to such issuance by a fraction, the numerator of which shall be an amount equal to the sum of (A) the number of shares of Common Stock outstanding immediately prior to such issuance plus (B) the quotient obtained by dividing the consideration received by the Company upon such issuance by such Exercise Price, and (iv) the denominator of which shall be the total number of shares of Common Stock outstanding immediately after such issuance. For the purposes of such adjustments, the maximum number of shares which the holders of any such rights, options, warrants, or convertible or exchangeable securities shall be entitled to initially subscribe for or purchase or convert or exchange such securities into shall be deemed to be issued and outstanding as of the date of such issuance, and the consideration received by the Company therefor shall be deemed to be the consideration received by the Company for such rights, options, warrants, or convertible or exchangeable securities, plus the minimum aggregate consideration or premiums stated in such rights, options, warrants, or convertible or exchangeable securities to be paid for the shares covered thereby. No further adjustment of the Exercise Price shall be made as a result of the actual issuance of shares of Common Stock on exercise of such rights, options, or warrants or on conversion or exchange of such convertible or exchangeable securities. On the expiration or the termination of such rights, options, or warrants, or the termination of such right to convert or exchange, the Exercise Price shall be readjusted (but only with respect to Warrants exercised after such expiration or termination) to such Exercise Price as would have obtained had the adjustments made upon the issuance of such rights, options, warrants, or convertible or exchangeable securities been made upon the basis of the delivery of only the number of shares of Common Stock actually delivered upon the exercise of such rights, options, or warrants or upon the conversion or exchange of any such securities; and on any change of the number of shares of Common Stock deliverable upon the exercise of any such rights, options, or warrants or conversion or exchange of such convertible or exchangeable securities or any change in the consideration to be received by the Company upon such exercise, conversion, or exchange, including, but not limited to, a change resulting from the antidilution provisions thereof, the Exercise Price, as then in effect, shall forthwith be readjusted (but only with respect to Warrants exercised after such change) to such Exercise Price as would have been obtained had an adjustment been made upon the issuance of such rights, options, or warrants not exercised prior to such change, or securities not converted or exchanged prior to such change, on the basis of such change. In case the Company shall issue shares of Common Stock or any such rights, options, warrants, or convertible or exchangeable securities for a consideration consisting, in whole or in part, of property other than cash or its equivalent, then the "price per share" and the "consideration received by the Company" for purposes of the first sentence of this Section 5(d) shall be as determined in good faith by the board of directors of the Company, whose determination shall be conclusive absent manifest error. Shares of Common Stock owned by or held for the account of the Company or any majority-owned subsidiary shall not be deemed outstanding for the purpose of any such computation.

(e) In case the Section 4.2 Warrants shall vest and become exercisable in accordance with their terms at any time after the date the Warrants were first issued, then the number of Warrant Shares issuable upon exercise of this Warrant shall be proportionally adjusted so that the Holder after such vesting shall be entitled to receive such number of Warrant Shares equal to twenty percent (2%) of the outstanding Common Stock taking into account the exercise of all stock options, warrants and rights to acquire shares of Common Stock outstanding on the date hereof, conversion of all shares of the Company's Preferred Stock outstanding on the date hereof, and exercise of this Warrant and the Reliance Warrant and that portion of the Section 4.2 Warrants vested on such date.

(f) As used in this Warrant, the "Current Market Price" per share of Common Stock on any date shall be deemed to be the average of the daily closing prices for the 30 consecutive trading days immediately preceding the date in question. The closing price for each day shall be the last reported sales price regular way or, in case no such reported sale takes place on such day, the closing bid price regular way, in either case on the principal national securities exchange (including, for purposes hereof, the Nasdaq National Market) on which the Common Stock is listed or admitted to trading or, if the Common Stock is not listed or admitted to trading on any national securities exchange, the highest reported bid price for the Common Stock as furnished by the National Association of Securities Dealers, Inc. through Nasdaq or a similar organization if Nasdaq is no longer reporting such information. If on any such date the Common Stock is not listed or admitted to trading on any national securities exchange and is not quoted by Nasdaq or any similar organization, the fair value of a share of Common Stock on such date, as determined in good faith by the board of directors of the Company, whose determination shall be conclusive absent manifest error, shall be used.

(g) No adjustment in the Exercise Price shall be required if such adjustment is less than $.05; provided, however, that any adjustments which by reason of this Section 5 are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this
Section 5 shall be made to the nearest cent or to the nearest one-thousandth of a share, as the case may be.

(h) In any case in which this Section 5 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer, until the occurrence of such event, issuing to the Holder, if the Holder exercised this Warrant after such record date, the shares of Common Stock, if any, issuable upon such exercise over and above the shares of Common Stock, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to the Holder a due bill or other appropriate instrument evidencing the Holder's right to receive such additional shares upon the occurrence of the event requiring such adjustment.

(i) Upon each adjustment of the Exercise Price as a result of the calculations made in Sections 5(b), 5(c), 5(d) or 5(e) hereof, this Warrant shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of shares (calculated to the nearest thousandth) obtained by dividing (A) the product obtained by multiplying the number of shares purchasable upon exercise of this Warrant prior to adjustment of the number of shares by the Exercise Price in effect prior to adjustment of the Exercise Price by (B) the Exercise Price in effect after such adjustment of the Exercise Price.

(j) Whenever there shall be an adjustment as provided in this Section 5, the Company shall promptly cause written notice thereof to be sent by registered mail, postage prepaid, to the Holder, at its address as it shall appear in the Warrant Register, which notice shall be accompanied by an officer's certificate setting forth the number of Warrant Shares purchasable upon the exercise of this Warrant and the Exercise Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment and the computation thereof, which officer's certificate shall be conclusive evidence of the correctness of any such adjustment absent manifest error.

(k) The Company shall not be required to issue fractions of shares of Common Stock or other capital stock of the Company upon the exercise of this Warrant. If any fraction of a share would be issuable on the exercise of this Warrant (or specified portions thereof), the Company shall purchase such fraction for an amount in cash equal to the same fraction of the Exercise Price on the date of exercise of this Warrant.

6. (a) In case of any consolidation with or merger of the Company with or into another corporation (other than a merger or consolidation in which the Company is the surviving or continuing corporation), or in case of any sale, lease, or conveyance to another corporation of the property and assets of any nature of the Company as an entirety or substantially as an entirety, such successor, leasing, or purchasing corporation, as the case may be, shall (i) execute with the Holder an agreement providing that the Holder shall have the right thereafter to receive upon exercise of this Warrant solely the kind and amount of shares of stock and other securities, property, cash, or any combination thereof receivable upon such consolidation, merger, sale, lease, or conveyance by a holder of the number of shares of Common Stock for which this Warrant might have been exercised immediately prior to such consolidation, merger, sale, lease, or conveyance and (ii) make effective provision in its certificate of incorporation or otherwise, if necessary, to effect such agreement. Such agreement shall provide for adjustments which shall be as nearly equivalent as practicable to the adjustments in Section 5.

(b) In case of any reclassification or change of the shares of Common Stock issuable upon exercise of this Warrant (other than a change in par value or from no par value to a specified par value, or as a result of a subdivision or combination, but including any change in the shares into two or more classes or series of shares), or in case of any consolidation or merger of another corporation into the Company in which the Company is the continuing corporation and in which there is a reclassification or change (including a change to the right to receive cash or other property) of the shares of Common Stock (other than a change in par value, or from no par value to a specified par value, or as a result of a subdivision or combination, but including any change in the shares into two or more classes or series of shares), the Holder shall have the right thereafter to receive upon exercise of this Warrant solely the kind and amount of shares of stock and other securities, property, cash, or any combination thereof receivable upon such reclassification, change, consolidation, or merger by a holder of the number of shares of Common Stock for which this Warrant might have been exercised immediately prior to such reclassification, change, consolidation, or merger.

Thereafter, appropriate provision shall be made for adjustments which shall be as nearly equivalent as practicable to the adjustments in Section 5.

(c) The above provisions of this Section 6 shall similarly apply to successive reclassifications and changes of shares of Common Stock and to successive consolidations, mergers, sales, leases, or conveyances.

7. In case at any time the Company shall propose

(a) to pay any dividend or make any distribution on shares of Common Stock in shares of Common Stock or make any other distribution (other than regularly scheduled cash dividends which are not in a greater amount per share than such most recent cash dividend) to all holders of Common Stock; or

(b) to issue any rights, warrants, or other securities to all holders of Common Stock entitling them to purchase any additional shares of Common Stock or any other rights, warrants, or other securities; or

(c) to effect any reclassification or change of outstanding shares of Common Stock, or any consolidation, merger, sale, lease, or conveyance of property, described in Section 6; or

(d) to effect any liquidation, dissolution, or winding-up of the Company; or

(e) to take any other action which would cause an adjustment to the Exercise Price;

then, and in any one or more of such cases, the Company shall give written notice thereof, by registered mail, postage prepaid, to the Holder at the Holder's address as it shall appear in the Warrant Register, mailed at least 15 days prior to (i) the date as of which the holders of record of shares of Common Stock to be entitled to receive any such dividend, distribution, rights, warrants, or other securities are to be determined, (ii) the date on which any such reclassification, change of outstanding shares of Common Stock, consolidation, merger, sale, lease, conveyance of property, liquidation, dissolution, or winding-up is expected to become effective, and the date as of which it is expected that holders of record of shares of Common Stock shall be entitled to exchange their shares for securities or other property, if any, deliverable upon such reclassification, change of outstanding shares, consolidation, merger, sale, lease, conveyance of property, liquidation, dissolution, or winding up, or (iii) the date of such action which would require an adjustment to the Exercise Price.

8. The issuance of any shares of Common Stock or other securities upon the exercise of this Warrant, and the delivery of certificates or other instruments representing such shares or other securities, shall be made without charge to the Holder for any tax or other charge in respect of such issuance. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of any certificate in a name other than that of the Holder and the Company shall not be required to issue or deliver any such certificate unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

9. The Holder shall be entitled to the registration rights with respect to the Warrant Shares provided for in the Registration Rights Agreement, dated November 13, 2000, between the Company and the Holder.

10. The Warrant Shares issued upon exercise of the Warrants shall be subject to a stop transfer order and the certificate or certificates evidencing such Warrant Shares shall bear the following legend:

      "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS. THE SALE, ASSIGNMENT, TRANSFER, PLEDGE, ENCUMBRANCE OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO CERTAIN RESTRICTIONS AND CONDITIONS SPECIFIED IN A SHAREHOLDERS' AGREEMENT, DATED AS OF SEPTEMBER 12, 2000, BY AND
     AMONG THE ISSUER (THE "COMPANY"), WILLIAM C. VASSELL AND THE HOLDER, AND THE COMPANY RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH SHARES UNTIL SUCH RESTRICTIONS AND CONDITIONS HAVE BEEN FULFILLED WITH RESPECT TO SUCH SALE, ASSIGNMENT, TRANSFER, PLEDGE, ENCUMBRANCE OR OTHER DISPOSITION. A COPY OF SUCH RESTRICTIONS AND CONDITIONS WILL BE FURNISHED BY THE COMPANY TO THE HOLDERS OF ITS CAPITAL STOCK UPON WRITTEN REQUEST AND WITHOUT CHARGE."

11. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction, or mutilation of any Warrant (and upon surrender of any Warrant if mutilated), and upon reimbursement of the Company's reasonable incidental expenses, the Company shall execute and deliver to the Holder thereof a new Warrant of like date, tenor, and denomination.

12. The Holder of any Warrant shall not have, solely on account of such status, any rights of a stockholder of the Company, either at law or in equity, or to any notice of meetings of stockholders or of any other proceedings of the Company, except as provided in this Warrant.

13. The Holder is acquiring the Warrant as principal for its own account for investment purposes only and not with a view to or for distributing or reselling such Warrant or Warrant Shares or any part thereof. By executing this Agreement, the Holder further represents that the Holder does not presently have any contract, undertaking, agreement or arrangement with any individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity (a "Person") to sell or transfer to such Person or to any third person, with respect to any of the Warrant or Warrant Shares. At the time the Holder was offered the Warrant, it was, and at the date hereof it is, an "accredited investor" as defined in Rule 501(a) under the Securities Act of 1933, as amended (the "Securities Act"). The Holder, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Warrant and the Warrant

Shares, and has so evaluated the merits and risks of such investment. The Holder is able to bear the economic risk of an investment in the Warrant and the Warrant Shares and, at the present time, is able to afford a complete loss of such investment. The Holder's overall commitment to investments which are not readily marketable is not excessive in view of its net worth and financial circumstances and the purchase of the Warrant and the Warrant Shares will not cause such commitment to become excessive. The Holder acknowledges it (i) has reviewed or had the opportunity to review all of the Company's periodic reports under the Securities Exchange Act of 1934, as amended, (ii) has had access to information about the Company and the Company's financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) has had the opportunity to obtain such additional information that is necessary to make an informed investment decision with respect to the investment. The Holder has not entered into the transactions contemplated by the Shareholders Agreement and Stock Purchase Agreements as a result of or subsequent to any advertisement, article, notice or other communication regarding the Warrant or Warrant Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement. The Holder understands and acknowledges that (i) the Warrant and the Warrant Shares are being offered and sold to it without registration under the Securities Act in a private placement that is exempt from the registration provisions of the Securities Act and (ii) the availability of such exemption, depends in part on, and the Company will rely upon the accuracy and truthfulness of, the foregoing representations and the Holder hereby consents to such reliance. The Holder understands that the Warrant and the Warrant Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Holder must hold such Warrant and Warrant Shares indefinitely unless they are registered with the Commission and qualified by applicable state authorities, or an exemption from such registration and qualification requirements is available.

14. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested or sent by Federal Express, Express Mail, or similar overnight delivery or courier service or delivered (in person or by telecopy, telex, or similar telecommunications equipment) against receipt to the party to whom it is to be given, if sent to the Company, at: Route 55, Lexington Park, Lagrangeville, New York, NY 12540, Attention: Chief Executive Officer; or if sent to the Holder, at the Holder's address as it shall appear on the Warrant Register; or to such other address as the party shall have furnished in writing in accordance with the provisions of this Section 13. Any notice or other communication given by certified mail shall be deemed given at the time of certification thereof, except for a notice changing a party's address which will be deemed given at the time of receipt thereof. Any notice given by other means permitted by this Section 13 shall be deemed given at the time of receipt thereof.

15. This Warrant shall be binding upon the Company and its successors and assigns and shall inure to the benefit of the Holder and its successors and assigns.

16. This Warrant shall be construed in accordance with the laws of the State of New York applicable to contracts made and performed within such State, without regard to principles of conflicts of law.

17. The Company and the Holder each irrevocably consents to the jurisdiction of the courts of the State of New York and of any federal court located in such State in connection with any action or proceeding arising out of or relating to this Warrant, any document or instrument delivered pursuant to, in connection with or simultaneously with this Warrant, or a breach of this Warrant or any such document or instrument.

     IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed under its corporate seal on the day and year first written below.

Dated:  November 13, 2000

                                    COMMAND SECURITY CORPORATION

                                    By: /s/ William C. Vassell
                                        ----------------------
                                        Name:  William C. Vassell
                                        Title: Chairman

AGREED:
/s/ William Vassell
-------------------
William Vassell

                              FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the attached Warrant.)

     FOR VALUE RECEIVED, _____________________________ hereby sells, assigns, and transfers unto __________________ a Warrant to purchase __________ shares of Common Stock, par value $.0001 per share, of Command Security Corporation (the "Company"), together with all right, title, and interest therein, and does hereby irrevocably constitute and appoint __________ attorney to transfer such Warrant on the books of the Company, with full power of substitution.

Dated: ______________

                              Signature_____________________________

NOTICE

     The signature on the foregoing Assignment must correspond to the name as written upon the face of this Warrant in every particular, without alteration or enlargement or any change whatsoever.

To:  Command Security Corporation
     Route 55, Lexington Park
     Lagrangeville, NY 12540

                             ELECTION TO EXERCISE

     The undersigned hereby exercises his or its rights to purchase _______ Warrant Shares covered by the within Warrant and tenders payment herewith in the amount of $_________ in accordance with the terms thereof, and requests that certificates for such securities be issued in the name of, and delivered to:

------------------------------------------------------------

------------------------------------------------------------

------------------------------------------------------------

(Print Name, Address and Social Security or Tax Identification Number)

and, if such number of Warrant Shares shall not be all the Warrant Shares covered by the within Warrant, that a new Warrant for the balance of the Warrant Shares covered by the within Warrant be registered in the name of, and delivered to, the undersigned at the address stated below.

Dated: _______________              Name________________________
                                               (Print)

Address:__________________________________________________


                                        ------------------------
                                              (Signature)

                                                                      EXHIBIT B

         THE WARRANTS REPRESENTED BY THIS CERTIFICATE AND THE SHARES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS THE REGISTRATION PROVISIONS OF SAID ACT OR APPLICABLE STATE LAW HAVE BEEN COMPLIED WITH OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF ITS COUNSEL OR AN OPINION OF OTHER COUNSEL REASONABLY SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED.

                         COMMAND SECURITY CORPORATION
             Warrant for the Purchase of Shares of Common Stock,
                          par value $.0001 per Share

No. 18

     THIS CERTIFIES that, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, WILLIAM VASSELL (the "Holder"), is entitled Subject to Section 1(a) below to subscribe for and purchase from COMMAND SECURITY CORPORATION, a New York corporation (the "Company"), upon the terms and conditions set forth herein, at any time or from time to time after November 13, 2001 and before 5:00 P.M. on November 12, 2005 New York time (the "Exercise Period") one million twelve thousand nine hundred fifty nine (1,012,959) shares of the Company's Common Stock par value $.0001 (the "Common Stock"), at a price of $1.25 per share (the "Exercise Price"). This Warrant is the warrant or one of the warrants (collectively, including any warrants issued upon the exercise or transfer of any such warrants in whole or in part, the "Warrants") issued pursuant to
Section 4.2 of the Employment Agreement, dated September 12, 2000, between the Company and the Holder (the "Employment Agreement"). As used herein the term "this Warrant" shall mean and include this Warrant and any Warrant or Warrants hereafter issued as a consequence of the exercise or transfer of this Warrant in whole or in part.

     The number of shares of Common Stock issuable upon exercise of the Warrants (the "Warrant Shares") and the Exercise Price may be adjusted from time to time as hereinafter set forth.

1. (a) This Warrant shall become exercisable as follows: (i) with respect to one-third of the Warrant Shares if the Company's EBT (as that term is defined in the Employment Agreement) for the year ended March 31, 2002 exceeds the projected amount of EBT for that year (as set forth in the Letter Agreement, dated September 12, 2000, between and the Company and the Holder); (ii) with respect to two-thirds of the Warrant Shares if the Company's EBT for the year ended March 31, 2003 exceeds the projected amount of EBT for that year and
(iii) with respect to all of the Warrant Shares if the Company's EBT for the year ended March 31, 2004 exceeds the projected amount of EBT for that year. Notwithstanding anything to the contrary herein, the projected amount of EBT shall be subject to adjustment as provided in the Employment Agreement and the calculation thereof shall be governed by the Employment Agreement.

                 (b) This Warrant may be exercised, as to the whole or any lesser number of whole Warrant Shares (to the extent that it is exercisable in accordance with its terms) by the surrender of this Warrant (with the form of election attached hereto duly executed) to the Company at its office at Route 55, Lexington Park, Lagrangeville, NY 12540, or at such other place as is designated in writing by the Company, together with a certified or bank cashier's check payable to the order of the Company in an amount equal to the Exercise Price multiplied by the number of Warrant Shares for which this Warrant is being exercised (the "Aggregate Exercise Price").

                 (c) Any Warrants which under their terms are not yet exercisable shall terminate upon the termination of Holder's employment with the Company pursuant to Section 6.1 (b)(i) of the Employment Agreement or
Section 6.1(b)(ii) of the Employment Agreement if the Company has not achieved at least 80% of the projected amount of EBT with respect to the fiscal year prior to such termination.

2. Upon each exercise of the Holder's rights to purchase Warrant Shares, the Holder shall be deemed to be the holder of record of the Warrant Shares issuable upon such exercise, notwithstanding that the transfer books of the Company shall then be closed or certificates representing such Warrant Shares shall not then have been actually delivered to the Holder. As soon as practicable after each such exercise of this Warrant, the Company shall issue and deliver to the Holder a certificate or certificates for the Warrant Shares issuable upon such exercise, registered in the name of the Holder or its designee. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the right of the Holder to purchase the balance of the Warrant Shares (or portions thereof) subject to purchase hereunder.

3. Any Warrants issued upon the transfer or exercise in part of this Warrant shall be numbered and shall be registered in a warrant register maintained by the Company in a manner consistent with sound business practice (the "Warrant Register") as they are issued. The Company shall be entitled to treat the registered holder of any Warrant on the Warrant Register as the owner in fact thereof for all purposes and shall not be bound to recognize any equitable or other claim to or interest in such Warrant on the part of any other person, and shall not be liable for any registration or transfer of Warrants which are registered or to be registered in the name of a fiduciary or the nominee of a fiduciary unless made with the actual knowledge that a fiduciary or nominee is committing a breach of trust in requesting such registration or transfer, or with the knowledge of such facts that its participation therein amounts to bad faith. This Warrant shall be transferable only on the books of the Company upon delivery thereof duly endorsed by the Holder or by his or its duly authorized attorney or representative, or accompanied by proper evidence of succession, assignment, or authority to transfer. In all cases of transfer by an attorney, executor, administrator, guardian, or other legal representative, duly authenticated evidence of his or its authority shall be produced. Upon any registration of transfer, the Company shall deliver a new Warrant or Warrants to the person entitled thereto. This Warrant may be exchanged, at the option of the Holder thereof, for another Warrant, or other Warrants of different denominations, of like tenor and representing in the aggregate the right to purchase a like number of Warrant Shares (or portions thereof), upon surrender to the Company or its duly authorized agent. Notwithstanding the foregoing, the Company shall have no obligation to cause Warrants to be transferred on its books to any person if, in the opinion of counsel to the Company, such transfer does not comply with the provisions of the Act, and the rules and regulations thereunder.

4. The Company shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of providing for the exercise of the rights to purchase all Warrant Shares granted pursuant to the Warrants, such number of shares of Common Stock as shall, from time to time, be sufficient therefor. The Company covenants that all shares of Common Stock issuable upon exercise of this Warrant, upon receipt by the Company of the full Exercise Price therefor, shall be validly issued, fully paid, nonassessable, and free of preemptive rights. The Company hereby represents and warrants to the Purchaser that on the date hereof the number of Warrant Shares, taken together with all shares of Common Stock and options, warrants and rights to acquire shares of Common Stock held by the Holder on the date hereof, is equal to approximately (20%) of the outstanding Common Stock on a fully-diluted basis taking into account the exercise of all stock options, warrants and rights to acquire shares of Common Stock outstanding on the date hereof, conversion of all shares of the Company's Preferred Stock outstanding on the date hereof, and exercise of this Warrant.

5. (a) In case the Company shall at any time after the date the Warrants were first issued (i) declare a dividend on the outstanding Common Stock payable in shares of its capital stock, (ii) subdivide the outstanding Common Stock,
(iii) combine the outstanding Common Stock into a smaller number of shares, or (iv) issue any shares of its capital stock by reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), then, in each case, the Exercise Price, and the number of Warrant Shares issuable upon exercise of this Warrant, in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination, or reclassification, shall be proportionately adjusted so that the Holder after such time shall be entitled to receive the aggregate number and kind of shares which, if such Warrant had been exercised immediately prior to such time, he would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination, or reclassification. Such adjustment shall be made successively whenever any event listed above shall occur.

(b) In case the Company shall issue or fix a record date for the issuance to all holders of Common Stock of rights, options, or warrants to subscribe for or purchase Common Stock (or securities convertible into or exchangeable for Common Stock) at a price per share (or having a conversion or exchange price per share, if a security convertible into or exchangeable for Common Stock) less than the Exercise Price on such record date, then, in each case, the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding on such record date plus the number of shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so to be offered (or the aggregate initial conversion or exchange price of the convertible or exchangeable securities so to be offered) would purchase at such Exercise Price and the denominator of which shall be the number of shares of Common

Stock outstanding on such record date plus the number of additional shares of Common Stock to be offered for subscription or purchase (or into which the convertible or exchangeable securities so to be offered are initially convertible or exchangeable). Such adjustment shall become effective at the close of business on such record date; provided, however, that, to the extent the shares of Common Stock (or securities convertible into or exchangeable for shares of Common Stock) are not delivered, the Exercise Price shall be readjusted after the expiration of such rights, options, or warrants (but only with respect to Warrants exercised after such expiration), to the Exercise Price which would then be in effect had the adjustments made upon the issuance of such rights, options, or warrants been made upon the basis of delivery of only the number of shares of Common Stock (or securities convertible into or exchangeable for shares of Common Stock) actually issued. In case any subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the board of directors of the Company, whose determination shall be conclusive absent manifest error. Shares of Common Stock owned by or held for the account of the Company or any majority-owned subsidiary shall not be deemed outstanding for the purpose of any such computation.

(c) In case the Company shall distribute to all holders of Common Stock (including any such distribution made to the stockholders of the Company in connection with a consolidation or merger in which the Company is the continuing corporation) evidences of its indebtedness or assets (other than cash dividends or distributions and dividends payable in shares of Common Stock), or rights, options, or warrants to subscribe for or purchase Common Stock, or securities convertible into or exchangeable for shares of Common Stock (excluding those with respect to the issuance of which an adjustment of the Exercise Price is provided pursuant to Section 5(b) hereof), then, in each case, the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the record date for the determination of stockholders entitled to receive such distribution by a fraction, the numerator of which shall be the Exercise Price on such record date, less the fair market value (as determined in good faith by the board of directors of the Company, whose determination shall be conclusive absent manifest error) of the portion of the evidences of indebtedness or assets so to be distributed, or of such rights, options, or warrants or convertible or exchangeable securities, applicable to one share, and the denominator of which shall be such Exercise Price. Such adjustment shall be made whenever any such distribution is made, and shall become effective on the record date for the determination of shareholders entitled to receive such distribution.

(d) In case the Company shall issue shares of Common Stock or rights, options, or warrants to subscribe for or purchase Common Stock, or securities convertible into or exchangeable for Common Stock (excluding shares, rights, options, warrants, or convertible or exchangeable securities issued or issuable (i) in any of the transactions with respect to which an adjustment of the Exercise Price is provided pursuant to Sections 5(a), 5(b), or 5(c) above, (ii) to employees, officers, directors or consultants pursuant to any employee benefit plan or other arrangement or agreement for the primary purpose of soliciting or retaining their services, (iii) upon conversion of the Company's Series A Preferred Stock outstanding on the date hereof, or
(iv) upon exercise of the Warrants or any other rights, options or warrants outstanding on the date hereof), at a price per share (determined, in the case of such rights, options, warrants, or convertible or exchangeable securities, by dividing (x) the total amount received or receivable by the Company in consideration of the sale and issuance of such rights, options, warrants, or convertible or exchangeable securities, plus the minimum aggregate consideration payable to the Company upon exercise, conversion, or exchange thereof, by (y) the maximum number of shares covered by such rights, options, warrants, or convertible or exchangeable securities) lower than the

Exercise Price in effect immediately prior to such issuance, then the Exercise Price shall be reduced on the date of such issuance to a price (calculated to the nearest cent) determined by multiplying the Exercise Price in effect immediately prior to such issuance by a fraction, the numerator of which shall be an amount equal to the sum of (A) the number of shares of Common Stock outstanding immediately prior to such issuance plus (B) the quotient obtained by dividing the consideration received by the Company upon such issuance by such Exercise Price, and (iv) the denominator of which shall be the total number of shares of Common Stock outstanding immediately after such issuance. For the purposes of such adjustments, the maximum number of shares which the holders of any such rights, options, warrants, or convertible or exchangeable securities shall be entitled to initially subscribe for or purchase or convert or exchange such securities into shall be deemed to be issued and outstanding as of the date of such issuance, and the consideration received by the Company therefor shall be deemed to be the consideration received by the Company for such rights, options, warrants, or convertible or exchangeable securities, plus the minimum aggregate consideration or premiums stated in such rights, options, warrants, or convertible or exchangeable securities to be paid for the shares covered thereby. No further adjustment of the Exercise Price shall be made as a result of the actual issuance of shares of Common Stock on exercise of such rights, options, or warrants or on conversion or exchange of such convertible or exchangeable securities. On the expiration or the termination of such rights, options, or warrants, or the termination of such right to convert or exchange, the Exercise Price shall be readjusted (but only with respect to Warrants exercised after such expiration or termination) to such Exercise Price as would have obtained had the adjustments made upon the issuance of such rights, options, warrants, or convertible or exchangeable securities been made upon the basis of the delivery of only the number of shares of Common Stock actually delivered upon the exercise of such rights, options, or warrants or upon the conversion or exchange of any such securities; and on any change of the number of shares of Common Stock deliverable upon the exercise of any such rights, options, or warrants or conversion or exchange of such convertible or exchangeable securities or any change in the consideration to be received by the Company upon such exercise, conversion, or exchange, including, but not limited to, a change resulting from the antidilution provisions thereof, the Exercise Price, as then in effect, shall forthwith be readjusted (but only with respect to Warrants exercised after such change) to such Exercise Price as would have been obtained had an adjustment been made upon the issuance of such rights, options, or warrants not exercised prior to such change, or securities not converted or exchanged prior to such change, on the basis of such change. In case the Company shall issue shares of Common Stock or any such rights, options, warrants, or convertible or exchangeable securities for a consideration consisting, in whole or in part, of property other than cash or its equivalent, then the "price per share" and the "consideration received by the Company" for purposes of the first sentence of this Section 5(d) shall be as determined in good faith by the board of directors of the Company, whose determination shall be conclusive absent manifest error. Shares of Common Stock owned by or held for the account of the Company or any majority-owned subsidiary shall not be deemed outstanding for the purpose of any such computation.

(e) As used in this Warrant, the "Current Market Price" per share of Common Stock on any date shall be deemed to be the average of the daily closing prices for the 30 consecutive trading days immediately preceding the date in question. The closing price for each day shall be the last reported sales price regular way or, in case no such reported sale takes place on such day, the closing bid price regular way, in either case on the principal national securities exchange (including, for purposes hereof, the Nasdaq National Market) on which the Common Stock is listed or admitted to trading or, if the Common Stock is not listed or admitted to trading on any national securities exchange, the highest reported bid price for the Common Stock as furnished by the National Association of Securities Dealers, Inc. through Nasdaq or a similar organization if Nasdaq is no longer reporting such information. If on any such date the Common Stock is not listed or admitted to trading on any national securities exchange and is not quoted by Nasdaq or any similar organization, the fair value of a share of Common Stock on such date, as determined in good faith by the board of directors of the Company, whose determination shall be conclusive absent manifest error, shall be used.

(f) No adjustment in the Exercise Price shall be required if such adjustment is less than $.05; provided, however, that any adjustments which by reason of this Section 5 are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this
Section 5 shall be made to the nearest cent or to the nearest one-thousandth of a share, as the case may be.

(g) In any case in which this Section 5 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer, until the occurrence of such event, issuing to the Holder, if the Holder exercised this Warrant after such record date, the shares of Common Stock, if any, issuable upon such exercise over and above the shares of Common Stock, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to the Holder a due bill or other appropriate instrument evidencing the Holder's right to receive such additional shares upon the occurrence of the event requiring such adjustment.

(h) Upon each adjustment of the Exercise Price as a result of the calculations made in Sections 5(b), 5(c) or 5(d) hereof, this Warrant shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of shares (calculated to the nearest thousandth) obtained by dividing (A) the product obtained by multiplying the number of shares purchasable upon exercise of this Warrant prior to adjustment of the number of shares by the Exercise Price in effect prior to adjustment of the Exercise Price by (B) the Exercise Price in effect after such adjustment of the Exercise Price.

(i) Whenever there shall be an adjustment as provided in this Section 5, the Company shall promptly cause written notice thereof to be sent by registered mail, postage prepaid, to the Holder, at its address as it shall appear in the Warrant Register, which notice shall be accompanied by an officer's certificate setting forth the number of Warrant Shares purchasable upon the exercise of this Warrant and the Exercise Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment and the computation thereof, which officer's certificate shall be conclusive evidence of the correctness of any such adjustment absent manifest error.

(j) The Company shall not be required to issue fractions of shares of Common Stock or other capital stock of the Company upon the exercise of this Warrant. If any fraction of a share would be issuable on the exercise of this Warrant (or specified portions thereof), the Company shall purchase such fraction for an amount in cash equal to the same fraction of the Exercise Price on the date of exercise of this Warrant.

6. (a) In case of any consolidation with or merger of the Company with or into another corporation (other than a merger or consolidation in which the Company is the surviving or continuing corporation), or in case of any sale, lease, or conveyance to another corporation of the property and assets of any nature of the Company as an entirety or substantially as an entirety, such successor, leasing, or purchasing corporation, as the case may be, shall (i) execute with the Holder an agreement providing that the Holder shall have the right thereafter to receive upon exercise of this Warrant solely the kind and amount of shares of stock and other securities, property, cash, or any combination thereof receivable upon such consolidation, merger, sale, lease, or conveyance by a holder of the number of shares of Common Stock for which this Warrant might have been exercised immediately prior to such consolidation, merger, sale, lease, or conveyance and (ii) make effective provision in its certificate of incorporation or otherwise, if necessary, to effect such agreement. Such agreement shall provide for adjustments which shall be as nearly equivalent as practicable to the adjustments in Section 5.

(b) In case of any reclassification or change of the shares of Common Stock issuable upon exercise of this Warrant (other than a change in par value or from no par value to a specified par value, or as a result of a subdivision or combination, but including any change in the shares into two or more classes or series of shares), or in case of any consolidation or merger of another corporation into the Company in which the Company is the continuing corporation and in which there is a reclassification or change (including a change to the right to receive cash or other property) of the shares of Common Stock (other than a change in par value, or from no par value to a specified par value, or as a result of a subdivision or combination, but including any change in the shares into two or more classes or series of shares), the Holder shall have the right thereafter to receive upon exercise of this Warrant solely the kind and amount of shares of stock and other securities, property, cash, or any combination thereof receivable upon such reclassification, change, consolidation, or merger by a holder of the number of shares of Common Stock for which this Warrant might have been exercised immediately prior to such reclassification, change, consolidation, or merger. Thereafter, appropriate provision shall be made for adjustments which shall be as nearly equivalent as practicable to the adjustments in Section 5.

(c) The above provisions of this Section 6 shall similarly apply to successive reclassifications and changes of shares of Common Stock and to successive consolidations, mergers, sales, leases, or conveyances.

7. In case at any time the Company shall propose

(a) to pay any dividend or make any distribution on shares of Common Stock in shares of Common Stock or make any other distribution (other than regularly scheduled cash dividends which are not in a greater amount per share than such most recent cash dividend) to all holders of Common Stock; or

(b) to issue any rights, warrants, or other securities to all holders of Common Stock entitling them to purchase any additional shares of Common Stock or any other rights, warrants, or other securities; or

(c) to effect any reclassification or change of outstanding shares of Common Stock, or any consolidation, merger, sale, lease, or conveyance of property, described in Section 6; or

(d) to effect any liquidation, dissolution, or winding-up of the Company; or

(e) to take any other action which would cause an adjustment to the Exercise Price;

then, and in any one or more of such cases, the Company shall give written notice thereof, by registered mail, postage prepaid, to the Holder at the Holder's address as it shall appear in the Warrant Register, mailed at least 15 days prior to (i) the date as of which the holders of record of shares of Common Stock to be entitled to receive any such dividend, distribution, rights, warrants, or other securities are to be determined, (ii) the date on which any such reclassification, change of outstanding shares of Common Stock, consolidation, merger, sale, lease, conveyance of property, liquidation, dissolution, or winding-up is expected to become effective, and the date as of which it is expected that holders of record of shares of Common Stock shall be entitled to exchange their shares for securities or other property, if any, deliverable upon such reclassification, change of outstanding shares, consolidation, merger, sale, lease, conveyance of property, liquidation, dissolution, or winding up, or (iii) the date of such action which would require an adjustment to the Exercise Price.

8. The issuance of any shares of Common Stock or other securities upon the exercise of this Warrant, and the delivery of certificates or other instruments representing such shares or other securities, shall be made without charge to the Holder for any tax or other charge in respect of such issuance. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of any certificate in a name other than that of the Holder and the Company shall not be required to issue or deliver any such certificate unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

9. The Holder shall be entitled to the registration rights with respect to the Warrant Shares provided for in the Registration Rights Agreement, dated November 13, 2000, between the Company and the Holder.

10. The Warrant Shares issued upon exercise of the Warrants shall be subject to a stop transfer order and the certificate or certificates evidencing such Warrant Shares shall bear the following legend:

      "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS. THE SALE, ASSIGNMENT, TRANSFER, PLEDGE, ENCUMBRANCE OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO CERTAIN RESTRICTIONS AND CONDITIONS SPECIFIED IN A SHAREHOLDERS' AGREEMENT, DATED AS OF SEPTEMBER 12, 2000, BY AND
     AMONG THE ISSUER (THE "COMPANY"), WILLIAM C. VASSELL AND THE HOLDER, AND THE COMPANY RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH SHARES UNTIL SUCH RESTRICTIONS AND CONDITIONS HAVE BEEN FULFILLED WITH RESPECT TO SUCH SALE, ASSIGNMENT, TRANSFER, PLEDGE, ENCUMBRANCE OR OTHER DISPOSITION. A COPY OF SUCH RESTRICTIONS AND CONDITIONS WILL BE FURNISHED BY THE COMPANY TO THE HOLDERS OF ITS CAPITAL STOCK UPON WRITTEN REQUEST AND WITHOUT CHARGE."

11. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction, or mutilation of any Warrant (and upon surrender of any Warrant if mutilated), and upon reimbursement of the Company's reasonable incidental expenses, the Company shall execute and deliver to the Holder thereof a new Warrant of like date, tenor, and denomination.

12. The Holder of any Warrant shall not have, solely on account of such status, any rights of a stockholder of the Company, either at law or in equity, or to any notice of meetings of stockholders or of any other proceedings of the Company, except as provided in this Warrant.

13. The Holder is acquiring the Warrant as principal for its own account for investment purposes only and not with a view to or for distributing or reselling such Warrant or Warrant Shares or any part thereof. By executing this Agreement, the Holder further represents that the Holder does not presently have any contract, undertaking, agreement or arrangement with any individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity (a "Person") to sell or transfer to such Person or to any third person, with respect to any of the Warrant or Warrant Shares. At the time the Holder was offered the Warrant, it was, and at the date hereof it is, an "accredited investor" as defined in Rule 501(a) under the Securities Act of 1933, as amended (the "Securities Act"). The Holder, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Warrant and the Warrant Shares, and has so evaluated the merits and risks of such investment. The Holder is able to bear the economic risk of an investment in the Warrant and the Warrant Shares and, at the present time, is able to afford a complete loss of such investment. The Holder's overall commitment to investments which are not readily marketable is not excessive in view of its net worth and financial circumstances and the purchase of the Warrant and the Warrant Shares will not cause such commitment to become excessive. The Holder acknowledges it (i) has reviewed or had the opportunity to review all of the Company's periodic reports under the Securities Exchange Act of 1934, as amended, (ii) has had access to information about the Company and the Company's financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) has had the opportunity to obtain such additional information that is necessary to make an informed investment decision with respect to the investment. The Holder has not entered into the transactions contemplated by the Shareholders Agreement and Stock Purchase Agreements as a result of or subsequent to any advertisement, article, notice or other communication regarding the Warrant or Warrant Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement. The Holder understands and acknowledges that (i) the Warrant and the Warrant Shares are being offered and sold to it without registration under the Securities Act in a private placement that is exempt from the registration provisions of the Securities Act and (ii) the availability of such exemption, depends in part on, and the Company will rely upon the accuracy and truthfulness of, the foregoing representations and the Holder hereby consents to such reliance. The Holder understands that the Warrant and the Warrant Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Holder must hold such Warrant and Warrant Shares indefinitely unless they are registered with the Commission and qualified by applicable state authorities, or an exemption from such registration and qualification requirements is available.

14. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested or sent by Federal Express, Express Mail, or similar overnight delivery or courier service or delivered (in person or by telecopy, telex, or similar telecommunications equipment) against receipt to the party to whom it is to be given, if sent to the Company, at: Route 55, Lexington Park, Lagrangeville, New York, NY 12540, Attention: Chief Executive Officer; or if sent to the Holder, at the Holder's address as it shall appear on the Warrant Register; or to such other address as the party shall have furnished in writing in accordance with the provisions of this Section 13. Any notice or other communication given by certified mail shall be deemed given at the time of certification thereof, except for a notice changing a party's address which will be deemed given at the time of receipt thereof. Any notice given by other means permitted by this Section 13 shall be deemed given at the time of receipt thereof. 15. This Warrant shall be binding upon the Company and its successors and assigns and shall inure to the benefit of the Holder and its successors and assigns.

16. This Warrant shall be construed in accordance with the laws of the State of New York applicable to contracts made and performed within such State, without regard to principles of conflicts of law.

17. The Company and the Holder each irrevocably consents to the jurisdiction of the courts of the State of New York and of any federal court located in such State in connection with any action or proceeding arising out of or relating to this Warrant, any document or instrument delivered pursuant to, in connection with or simultaneously with this Warrant, or a breach of this Warrant or any such document or instrument.

     IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed under its corporate seal on the day and year first written below.

Dated:  November 13, 2000

                                    COMMAND SECURITY CORPORATION

                                    By: /s/ William C. Vassell
                                        ----------------------
                                        Name:  William C. Vassell
                                        Title: Chairman

AGREED:
/s/ William Vassell
-------------------
William Vassell

                              FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the attached Warrant.)

     FOR VALUE RECEIVED, _____________________________ hereby sells, assigns, and transfers unto __________________ a Warrant to purchase __________ shares of Common Stock, par value $.0001 per share, of Command Security Corporation (the "Company"), together with all right, title, and interest therein, and does hereby irrevocably constitute and appoint __________ attorney to transfer such Warrant on the books of the Company, with full power of substitution.

Dated: ______________

                         Signature_____________________________

NOTICE

     The signature on the foregoing Assignment must correspond to the name as written upon the face of this Warrant in every particular, without alteration or enlargement or any change whatsoever.

To:      Command Security Corporation
         Route 55, Lexington Park
         Lagrangeville, NY 12540

                             ELECTION TO EXERCISE

     The undersigned hereby exercises his or its rights to purchase _______ Warrant Shares covered by the within Warrant and tenders payment herewith in the amount of $_________ in accordance with the terms thereof, and requests that certificates for such securities be issued in the name of, and delivered to:

------------------------------------------------------------

------------------------------------------------------------

------------------------------------------------------------

(Print Name, Address and Social Security or Tax Identification Number)

and, if such number of Warrant Shares shall not be all the Warrant Shares covered by the within Warrant, that a new Warrant for the balance of the Warrant Shares covered by the within Warrant be registered in the name of, and delivered to, the undersigned at the address stated below.

Dated: _______________              Name________________________

                                               (Print)

Address:__________________________________________________

                                         -----------------------
                                               (Signature)

                                                                      EXHIBIT C

                                                                 EXECUTION COPY


                           STOCK PURCHASE AGREEMENT

                              September 12, 2000

                           STOCK PURCHASE AGREEMENT

         THIS STOCK PURCHASE AGREEMENT (the "Agreement") is made and entered into as of September 12, 2000, by and among the parties listed on Schedule A (each a "Seller" and collectively, the "Sellers") and Reliance Security Group plc, a company organized under the laws of England and Wales (the
"Purchaser").

                                  WITNESSETH

         WHEREAS, the Sellers Beneficially Own (as hereinafter defined) the number of shares of Common Stock, $.0001 par value (the "Common Stock") and Series A Preferred Stock, $.0001 par value (the "Preferred Stock"), of Command Security Corporation, a New York Corporation (the "Company"), set forth opposite each Seller's name on Schedule A annexed hereto (the "Shares");

         WHEREAS, certain of the Sellers Beneficially Own the number of warrants to purchase shares of Common Stock of the Company set forth opposite that Seller's name on Schedule A annexed hereto (the "Warrants");

         WHEREAS, the Sellers, individually and not as a group, desire to sell and transfer, and the Purchaser desires to purchase and acquire from Sellers, all right, title and interest in and to the Shares and Warrants (the "Acquisition");

         NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties, and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.       AGREEMENT TO SELL AND PURCHASE.

1.1 Sale and Purchase. Subject to the terms and conditions hereof, at the Closing (as hereinafter defined) the Sellers, individually and not jointly, shall convey, sell, transfer, assign and deliver to the Purchaser, and Purchaser shall purchase and accept from the Sellers, all of the Shares of Common Stock and Preferred Stock Beneficially Owned by the Sellers (the "Transaction Shares") and Warrants, which shall not be less than 770,414 Shares of Common Stock and 9,877.07 Shares of Preferred Stock, and 300,000 Warrants; provided all Shares owned of record by the Sellers and their affiliates and the plaintiffs in the action entitled Rosan et al. v. Vassell, New York State Supreme Court, County of New York, Index No. 606166/97 (the "Litigation") shall be sold to the Purchaser.

1.2 Purchase Price and Allocation. The purchase price (i) per Transaction Share of Common Stock shall be $2.20, (ii) per Transaction Share of Preferred Stock shall be $2.20 multiplied by the number of shares of Common Stock issuable upon conversion of such Share of Preferred Stock, and (iii) per Warrant shall be $2.20 per share of Common Stock issuable upon exercise of each Warrant (each a "Warrant Share") less the exercise price per Warrant Share of each Warrant. The aggregate purchase price for the Shares and Warrants shall be $5,976,888.30 (assuming discretionary authority is not withdrawn over any Shares), allocated among the Sellers in accordance with the allocation set forth on Schedule A annexed hereto (the "Purchase Price Allocation") and shall be paid in immediately available funds.

2.       CLOSING.

                  The closing of the sale and purchase of the Transaction Shares and Warrants under this Agreement (the "Closing") shall take place as soon as practicable after the satisfaction of the conditions set forth in
Section 5. The Closing shall take place at the offices of Rosenman & Colin LLP, 575 Madison Avenue, New York, New York 10022. The date and time of the Closing is hereinafter referred to as the "Closing Date").

3.       REPRESENTATIONS AND WARRANTIES OF THE SELLERS.

     In order to induce the Purchaser to enter into this Agreement and to perform its obligations hereunder, each Seller, as to himself or to itself only, makes the following representations and warranties to the Purchaser.

3.1 Ownership of Shares.On the date hereof, the Seller is the record holder of or Beneficially Owns (as hereinafter defined) the Shares and Warrants. The Seller has power of disposition, power of conversion and power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares, with no limitations, qualifications or restrictions on such rights, subject to revocation and termination rights under state law, applicable state and federal securities laws, and the terms and conditions of discretionary agreements to which the Sellers may be subject and the terms of this Agreement. With respect to Shares over which discretionary authority has been granted to Sellers, such Shares are Beneficially Owned or owned of record by Persons (as hereinafter defined) with whom a Seller has had a pre-existing relationship.

On the Closing Date, the Seller will be the record holder of or will Beneficially Own (as hereinafter defined) the Transaction Shares and Warrants. The Seller will have power of disposition, power of conversion and power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Transaction Shares, with no limitations, qualifications or restrictions on such rights, subject to revocation and termination rights under state law, applicable state and federal securities laws, and the terms and conditions of discretionary agreements to which the Sellers may be subject and the terms of this Agreement.

     For purposes of this Agreement, "Beneficially Own" "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person (as defined below) shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. No representation or warranty is made hereby that the Sellers constitute a "group" as within the meaning of Section 13(d)(3) of the Exchange Act.

     "Person" shall mean an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

3.2 Power; Binding Agreement. The Seller has the legal capacity, power and authority to enter into and perform all of the Seller's obligations under this Agreement. The execution, delivery and performance of this Agreement by the Seller will not violate any other Agreement to which Seller may be a party, but is subject to any outstanding discretionary agreement to which such Seller may be party, including the right of the record owner of the Shares to withdraw such discretion at any time. This Agreement has been duly and validly executed and delivered by the Seller and constitutes a valid and binding agreement of the Seller, enforceable against the Seller in accordance with its terms except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity and discretion of the court before which any proceedings seeking injunctive relief or specific performance may be sought. If the Seller is married and the Seller's Shares and/or Warrants Beneficially Owned by him (exclusive of Shares Beneficially Owned by virtue of discretionary authority) constitute community property, this agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Seller's spouse, enforceable against such Person in accordance with its terms except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity and discretion of the court before which any proceedings seeking injunctive relief or specific performance may be sought.

3.3 No Encumbrances. When the Transaction Shares and Warrants are delivered by the Seller in accordance with this Agreement, the Purchaser will receive valid title to the Transaction Shares and Warrants purchased by it hereunder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (collectively, "Liens").

3.4 No Conflicts. No filing with, and no permit, authorization, consent or approval of, any state, local or federal or foreign public body or authority or any other party is necessary for the execution of this Agreement by the Seller and the consummation by the Seller of the transactions contemplated hereby; provided that the parties understand that certain filings, including but not limited to a Schedule 13D, must be made to the Securities and Exchange Commission (the "Commission") in order to be in compliance with Federal securities laws. Neither of the execution and delivery of this Agreement by the Seller, the consummation by the Seller of the Acquisition or the transactions contemplated hereby nor compliance by the Seller with any of the provisions hereof shall, in a manner which would be material and adverse to the ability of the Seller to consummate the Acquisition or the transactions contemplated hereby or to comply with the terms hereof (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which the Seller is a party or by which the Seller or any of the Seller's properties or assets may be bound, other than that certain Shareholders Voting Agreement, dated as of the 8th day of March, 1995, as amended, by and among William C. Vassell, Gordon Robinett, Lloyd H. Saunders III, Peter Kikis, Thomas Kikis, Steven B. Sands, Peter G. Nekos and Gregory J. Miller, which must be revoked as a condition to Purchaser's obligation to close under this Agreement or (ii) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to the Seller or any of the Seller's properties or assets; provided, however, that no representation or warranty is made with respect to any actions required to be taken by Purchaser under applicable law as a result of the transactions contemplated hereby.

3.5 Broker's Fees. Except for fees paid to Peter Kikis, the Seller represents and warrants that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party hereto is or will be entitled to any broker's or finder's fee or any other commission directly or indirectly in connection with the transactions contemplated herein.

4.       REPRESENTATIONS AND WARRANTIES OF THE PURCHASER.

         The Purchaser hereby represents and warrants to the Sellers as follows:

4.1 Due Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of England and Wales and has all requisite corporate power and authority to own, lease and operate its properties and carry its business in the places where such properties are now owned, leased or operated or where such business is now being conducted

4.2 Power; Binding Agreement. The Purchaser has the legal capacity, power and authority to enter into and perform all of its obligations under this Agreement. The execution, delivery and performance of this Agreement by the Purchaser will not violate any other Agreement to which the Purchaser is a party. This Agreement has been duly and validly executed and delivered by the Purchaser and constitutes a valid and binding agreement of the Purchaser, enforceable against the Purchaser in accordance with its terms except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity and discretion of the court before which any proceedings seeking injunctive relief or specific performance may be sought.

4.3 No Conflicts. No filing with, and no permit, authorization, consent or approval of, any state, local or federal or foreign public body or authority or any other party is necessary for the execution of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby. Neither the execution and delivery of this Agreement by the Purchaser, the consummation by the Purchaser of the Acquisition or the transactions contemplated hereby nor compliance by the Purchaser with any of the provisions hereof shall, in a manner which would be material and adverse to the ability of the Purchaser to consummate the Acquisition or the transactions contemplated hereby or to comply with the terms hereof (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which the Purchaser is a party or by which the Purchaser or any of the Purchaser's properties or assets may be bound, or (ii) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to the Purchaser or any of the Purchaser's properties or assets; provided, however, that no representation or warranty is made with respect to any actions required to be taken by Seller under applicable law as a result of the transactions contemplated hereby.

4.4 Broker's Fees. Except for fees paid to Peter Kikis, the Purchaser represents and warrants that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party hereto is or will be entitled to any broker's or finder's fee or any other commission directly or indirectly from the Purchaser in connection with the transactions contemplated herein.

4.5 Investment Representations. The Purchaser is acquiring the Transaction Shares and Warrants as principal for its own account for investment purposes only and not with a view to or for distributing or reselling such Transaction Shares or any part thereof. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell or transfer to such Person or to any third person, with respect to any of the Transaction Shares or Warrants. At the time the Purchaser was offered the Shares, it was, and at the date hereof it is, and at each exercise date under the Warrants, it will be, an "accredited investor" as defined in Rule 501(a) under the Securities Act of 1933, as amended (the "Securities Act"). The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Transaction Shares and Warrants, and has so evaluated the merits and risks of such investment. The Purchaser is able to bear the economic risk of an investment in the Transaction Shares and Warrants and, at the present time, is able to afford a complete loss of such investment. The Purchaser's overall commitment to investments which are not readily marketable is not excessive in view of its net worth and financial circumstances and the purchase of the Transaction Shares and Warrants will not cause such commitment to become excessive. The Purchaser acknowledges it (i) has reviewed or had the opportunity to review all of the Company's periodic reports under the Exchange Act, (ii) has had access to information about the Company and the Company's financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) has had the opportunity to obtain such additional information that is necessary to make an informed investment decision with respect to the investment. The Purchaser is not purchasing the Transaction Shares and Warrants as a result of or subsequent to any advertisement, article, notice or other communication regarding the Transaction Shares and Warrants published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement. The Purchaser understands and acknowledges that (i) the Transaction Shares and Warrants are being offered and sold to it without registration under the Securities Act in a private placement that is exempt from the registration provisions of the Securities Act and (ii) the availability of such exemption, depends in part on, and the Sellers will rely upon the accuracy and truthfulness of, the foregoing representations and the Purchaser hereby consents to such reliance. The Purchaser understands that certain of the Transaction Shares and the Warrants are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold such Transaction Shares and Warrants indefinitely unless they are registered with the Commission and qualified by applicable state authorities, or an exemption from such registration and qualification requirements is available.

4.6 Purchaser represents and acknowledges that no Seller has made any representation or warranty with respect to the business, operations, condition (financial or otherwise), or prospects of the Company.

5.        CONDITIONS TO CLOSING; COVENANTS WITH RESPECT TO CLOSING

5.1 Conditions to Purchaser's Obligations at the Closing. The Purchaser's obligations to purchase the Transaction Shares and Warrants at the Closing are subject to the satisfaction, at or prior to the Closing Date, of each of the following conditions (all or any of which may be waived in whole or in part by the Purchaser in its sole discretion):

(a) Representations and Warranties True; Performance of Obligations. The representations and warranties made by the Sellers in Section 3 hereof shall be true and correct in all material respects as of the Closing Date with the same force and effect as if they had been made as of the Closing Date, and the Sellers shall have performed all obligations, agreements and conditions herein required to be performed or observed by it on or prior to the Closing.

(b) Consents, Permits, and Waivers. The Company and Sellers shall have obtained any and all consents, permits and waivers necessary for consummation of the transactions contemplated by the Agreement (except for such as may be properly obtained subsequent to the Closing), including, without limitation, the necessary approval of the Company's shareholders of the warrant, substantially in the form attached hereto as Exhibit A (the "Company Warrant"), entitling the Purchaser to purchase from the Company such number of shares of Common Stock equal to 20% of the outstanding Common Stock on a fully-diluted basis taking into account the exercise of all stock options, warrants and rights to acquire shares of Common Stock outstanding on the Closing Date, conversion of all shares of Preferred Stock outstanding on the Closing Dated and the exercise of the Company Warrant and any warrant issued to William Vassell. The Company shall have used its best efforts to obtain the approval of the Company's Shareholders of the amendment to the Company's Certificate of Incorporation substantially in the form attached hereto as Exhibit B (the "Charter Amendment"). In furtherance of obtaining the shareholder approval of the Company Warrant and Charter Amendment, certain of the Sellers shall have executed on the date hereof the voting agreement substantially in the form attached hereto as Exhibit C (the "Voting Agreement").

(c) Compliance Certificate. Each Seller shall have delivered to Purchaser a compliance certificate, executed by the Seller, dated the Closing Date, to the effect that the conditions specified in subsection (a) and (b) of this
Section 5.1 have been satisfied.

(d) Instruments of Transfer. Sellers shall have delivered to the Purchaser the stock certificates for the Transaction Shares, Warrants or Warrant certificates, stock powers and other documents of transfer, conveyance and assignment in form and substance reasonably satisfactory to the Purchaser and Purchaser's counsel required to transfer all of Sellers' right, title and interest in and to the Transaction Shares and Warrants to Purchaser and to vest in Purchaser good and marketable title to the Transaction Shares and Warrants free and clear of all Liens.

(e) Company Warrant. The Company Warrant shall have been executed by the Company and delivered to the Purchaser.

(f) Listing of Shares Underlying Company Warrant. The Company shall file an application to cause the shares of the Company's Common Stock to be issued upon exercise of the Company Warrant to be approved for listing on the Nasdaq Small Cap Market and pay all requisite fees with respect thereto.

(g) Registration Rights Agreement. The registration rights agreement in the form attached hereto as Exhibit D (the "Registration Rights Agreement") shall have been executed and delivered by the parties thereto and shall be in full force and effect.

(h) Shareholders' Agreement. The shareholders' agreement in the form attached hereto as Exhibit E (the "Shareholders' Agreement") shall have been executed and delivered by the parties thereto and shall be in full force and effect.

(i) Employment Agreement. The employment agreement between the Company and William C Vassell engaging Mr. Vassell to serve as Chairman of the Board and Chief Executive Officer of the Company, in the form attached hereto as Exhibit F (the "Employment Agreement") shall have been executed and delivered by the parties thereto and shall be in full force and effect.

(j) Charter Amendment. If approved by the Company's Shareholders, the Charter Amendment shall have been filed with the Secretary of State of New York.

(k) Corporate Documents. The Company shall have delivered to Purchaser or its counsel, copies of all corporate documents of the Company as Purchaser shall reasonably request.

(l) Termination of Shareholders Voting Agreement. That certain Shareholders Voting Agreement dated as of the 8th day of March, 1995 by and among William
C. Vassell, Gordon Robinett, Lloyd H. Saunders III, Peter Kikis, Thomas Kikis, Steven B. Sands, Peter G. Nekos and Gregory J. Miller, shall have been terminated pursuant to a termination agreement substantially in the form attached hereto as Exhibit G.

(m) Term Loan Facility. The Company shall have entered into an additional $2.25 million term loan facility.

(n) Operating Licenses. The Company shall have used its best efforts to cause all government licenses, permissions, consents, approvals or authorizations necessary for the conduct of the Company's business as being conducted by it as of the Closing Date to be registered in the name of an officer or employee of the Company other than, or in addition to, William C. Vassell.

(o) Dismissal of Litigation. The Company and the Sellers shall have obtained a dismissal of (i) all claims brought by the Sellers, their affiliates and each other plaintiff in the Litigation and (ii) the receiver appointed in connection with such action. In furtherance of obtaining such dismissal, each Seller has executed on the date hereof a stipulation (the "Stipulation"), a copy of which is attached hereto as Exhibit H.

(p) Nasdaq Listing. The Company's Common Stock shall continue to be listed on Nasdaq Small Cap Market or any national securities exchange.

(q) Board of Directors. Each of Messrs. Snitow, Robinett, Thomas Kikis, Peter Kikis, Saunders and Sands shall have resigned as a member of the Board of Directors of the Company. The authorized size of the Board of Directors of the Company shall have been reduced to seven (7) members and the Board shall consist of William C. Vassell, Gregory Miller, Peter Nekos, Geoff Haslehurst, Graeme Halder, Ken Allison and the director to be mutually agreed upon in writing by William Vassell and the Purchaser in accordance with the terms of the Shareholders Agreement.

(r) Directors' and Officers' Insurance. The Company shall have in full force and effect directors' and officers' liability insurance from established and reputable insurers in an amount not less than $2,000,000.

(s) Escrowed Shares. William V. Vassell shall have deposited 250,000 Shares of Common Stock into escrow pursuant to the Escrow Agreement, dated the date hereof, among William Vassell, the Purchaser and Proskauer Rose LLP.

(t) Injunctions or Restraints. No court of competent jurisdiction or other court, tribunal, arbitrator, authority, agency commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city, or other political subdivision (a "Governmental or Regulatory Authority") shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) which is in effect and has the effect of making illegal or otherwise restricting, preventing or prohibiting consummation of the Acquisition or the other transactions contemplated hereby.

(u) Proceedings and Documents. All corporate and other proceedings in connection with the Acquisition and transactions contemplated hereby and all documents and instruments incident to such transactions shall be reasonably satisfactory in substance and form to the Purchaser and its counsel, and the Purchaser and its counsel shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request.

(v) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any condition, change or effect that is materially adverse to the business, properties, prospects or condition (financial or otherwise) of the Company (a "Material Adverse Effect") and no facts or circumstances arising after the date of this Agreement shall have occurred which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

5.2 Conditions to Obligations of the Sellers. Each of the Sellers' obligation to issue and sell the Shares and Warrants at the Closing is subject to the satisfaction, on or prior to such Closing, of the following conditions (all or any of which may be waived in whole or in part by the Sellers):

(a) Representations and Warranties True. The representations and warranties in Section 4 made by the Purchaser shall be true and correct in all material respects as of the Closing Date, with the same force and effect as if they had been made on and as of said date.

(b) Compliance Certificate. The Purchaser shall have delivered to each Seller a compliance certificate, executed by the Purchaser, dated the Closing Date, to the effect that the conditions specified in subsection (a) of this Section
5.2 have been satisfied.

(c) Performance of Obligations. The Purchaser shall have performed and complied with all agreements and conditions herein required to be performed or complied with by the Purchaser on or before the Closing.

(d) Delivery of Purchase Price. The Purchaser shall have delivered to each of the Sellers by wire transfer of immediately available funds or by certified or bank cashiers check made payable to each such Seller, the Purchase Price in the amount set forth opposite each Seller's name on Schedule A annexed hereto.

(e) Delivery of Finders Fee. The Purchaser shall have paid Peter Kikis a finders fee in an amount equal to (i) $.05 multiplied by (ii) the aggregate number of Shares of Common Stock plus the aggregate number of Shares of Common Stock issuable upon conversion of the Shares of Preferred Stock plus the number of Warrants sold by the Sellers to the Purchaser hereunder.

(f) Injunctions or Restraints. No Governmental or Regulatory Authority shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) which is in effect and has the effect of making illegal or otherwise restricting, preventing or prohibiting consummation of the Acquisition or the other transactions contemplated hereby.

(g) Proceedings and Documents. All corporate and other proceedings in connection with the Acquisition and transactions contemplated hereby and all documents and instruments incident to such transactions shall be reasonably satisfactory in substance and form to the Sellers and their counsel, and the Sellers and their counsel shall have received such counterpart originals or certified or other copies of such documents as they may reasonably request.

5.3 Covenants Prior to Closing. Each of the parties hereto shall use its best efforts and shall cooperate fully with the other parties to satisfy the conditions to Closing set forth in Sections 5.1 and 5.2 and each of the parties agrees and covenants promptly to execute and deliver, or cause to be executed and delivered, such documents or instruments, in addition to those expressly required by this Agreement to be executed and delivered, as any of the other parties may reasonably deem necessary or desirable to carry out or implement any provision of this Agreement or the transactions contemplated hereby, including without limitation, all documents and instruments in addition to the Stipulation, as may be required to obtain a dismissal of the Litigation; provided that, with respect to the Shareholders, the agreements in this paragraph are made in their capacities as shareholders of the Company. Nothing in this Agreement shall have any effect or impact, or result in any liability to the Shareholders as a result of actions taken by them as directors of the Company.

6.       TERMINATION.

6.1 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned

         (a) by written agreement of the Purchaser, on the one hand, and each Seller, on the other hand; or

         (b) upon notification to the non-terminating party by the terminating party:

                           (i) at any time after January 31, 2001 if the Acquisition shall have not been consummated on or prior to such date and such failure to consummate the Acquisition is not caused by a breach of this Agreement by the terminating party;

                           (ii) if any court of competent jurisdiction or other competent Governmental or Regulatory Authority shall have issued an order making illegal or otherwise preventing or prohibiting the Acquisition and such order shall have become final and non-appealable; or

                           (iii) if there has been a breach of any
         representation, warranty, covenant or agreement on the part of the non-terminating party set forth in this Agreement which breach is not curable, or, if curable, has not been cured within fifteen (15) days following receipt by the non-terminating party of notice of such breach from the terminating party.

6.2 Effect of Termination. In the event of a termination of this Agreement pursuant to 6.1, this Agreement shall become void and there shall be no liability hereunder on the part of the any Seller or the Purchaser or their respective officers or directors; provided, however, that nothing contained in this Section 6.2 shall relieve any party from any liability for any breach of this Agreement.

7.       MISCELLANEOUS.

7.1 Governing Law. This Agreement shall be governed in all respects by the laws of the State of New York as such laws are applied to agreements between New York residents entered into and performed entirely in New York.

7.2 Survival. The representations and warranties made herein shall survive the closing of the transactions contemplated hereby for three years following the Closing and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of any Purchaser. All agreements contained herein shall survive the Closing until, by their respective terms, they are no longer operative.

7.3      Indemnification.

(a) Each Seller, severally and not jointly, shall indemnify, defend and hold the Purchaser, its affiliates and respective officers, directors, partners (and the affiliates, officers, directors, partners, employees, agents, successors and assigns thereof), employees, agents, successors and assigns (each a "Purchaser Entity") harmless from and against all Losses (as defined below) incurred or suffered by a Purchaser Entity as a result of the breach of any of the representations, warranties, covenants or agreements made by such Seller in this Agreement or the Voting Agreement. The Purchaser, shall indemnify, defend and hold the Sellers, their affiliates and respective officers, directors, partners (and the affiliates, officers, directors, partners, employees, agents, successors and assigns thereof) employees, agents, successors and assigns (each, a "Seller Entity") harmless against all Losses incurred or suffered by a Seller Entity as a result of the breach of any of Purchaser's representations, warranties, covenants or agreements in this Agreement.

(b) For purposes of this Section 7.3, "Losses" shall mean each and all of the following items: claims, losses, liabilities, obligations, payments, damages, charges, judgments, fines, penalties, amounts paid in settlement, costs and expenses (including, without limitation, interest which may be imposed in connection therewith, costs and expenses of investigation, actions, suits, proceedings, demands, assessments and reasonable fees, expenses and disbursements of counsel, consultants and other experts). Any payment (or deemed payment) by a Seller to the Purchaser pursuant to this Section 7.3 shall be treated for federal income tax purposes as an adjustment to the price paid by the Purchaser for the Shares and Warrants pursuant to this Agreement.

(c) A party seeking indemnification (the "Indemnified Party") under this
Section 7.3 shall promptly upon becoming aware of the facts indicating that a claim for indemnification may be warranted, give to the party from whom indemnification is being sought (the "Indemnifying Party") a claim notice relating to such Loss (a "Claim Notice"). Each Claim Notice shall specify the nature of the claim, the applicable provision(s) of this Agreement or other instrument under which the claim for indemnity arises, and, if possible, the amount or the estimated amount thereof. No failure or delay in giving a Claim Notice and no failure to include any specific information relating to the claim (such as the amount or estimated amount thereof) or any reference to any provision of this Agreement or other instrument under which the claim arises shall affect the obligation of the Indemnifying Party unless such failure materially and adversely prejudices the Indemnifying Party. If such Loss relates to the commencement of any action or proceeding by a third person, the Indemnified Party shall give a Claim Notice to the Indemnifying Party regarding such action or proceeding and the Indemnifying Party shall be entitled to participate therein to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such action or proceeding, the Indemnifying Party shall not be liable (except to the extent the proviso to this sentence is applicable, in which event it will be so liable) to the Indemnified Party under this Section
7.3 for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided that each Indemnified Party shall have the right to employ separate counsel to represent it and assume its defense (in which case, the Indemnifying Party shall not represent it) if (i) upon the advice of counsel, the representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them,
(ii) in the event the Indemnifying Party has not assumed the defense thereof within ten (10) business days of receipt of notice of such claim or commencement of action, and in which case the fees and expenses of one such separate counsel shall be paid by the Indemnifying Party or (iii) if such Indemnified Party who is a defendant in any action or proceeding which is also brought against the Indemnifying Party reasonably shall have concluded that there may be one or more legal defenses available to such Indemnified Party which are not available to the Indemnifying Party. If any Indemnified Party employs such separate counsel it will not enter into any settlement agreement which is not approved by the Indemnifying Party, such approval not to be unreasonably withheld. If the Indemnifying Party so assumes the defense thereof, it may not agree to any settlement of any such claim or action as the result of which any remedy or relief, other than monetary damages for which the Indemnifying Party shall be responsible hereunder, shall be applied to or against the Indemnified Party, without the prior written consent of the Indemnified Party. In any action hereunder as to which the Indemnifying Party has assumed the defense thereof with counsel reasonably satisfactory to the Indemnified Party, the Indemnified Party shall continue to be entitled to participate in the defense thereof, with counsel of its own choice, but, except as set forth above, the Indemnifying Party shall not be obligated hereunder to reimburse the Indemnified Party for the costs thereof.

(d) Except with respect to Losses which arise as a result of a claim based on an inaccuracy of a representation or the breach of a warranty which is known to a Seller to be false at the time such representation or warranty is made by such Seller (a "Purchaser Fraud Claim") for which there shall be no limit, in no event shall the aggregate liability of a Seller with respect to Losses exceed the aggregate amount of (i) $2.20 multiplied by the number of Transaction Shares of Common Stock purchased from such Seller, (ii) $2.20 multiplied by the number of Shares of Common Stock issuable upon conversion of each Transaction Share of Preferred Stock purchased from such Seller and
(iii) $2.20 per share of Common Stock issuable upon exercise of each Warrant.

(e) Except with respect to Losses which arise as a result of a claim based on an inaccuracy of a representation or the breach of a warranty which is known to the Purchaser to be false at the time such representation or warranty is made by the Purchaser (a "Seller Fraud Claim") for which there shall be no limit, in no event shall the aggregate liability of the Purchaser to any Seller with respect to Losses exceed the aggregate amount of (i) $2.20 multiplied by the number of Transaction Shares of Common Stock purchased from such Seller, (ii) $.2.20 multiplied by the number of Transaction Shares of Common Stock issuable upon conversion of each Transaction Share of Preferred Stock purchase from such Seller, and (iii) $2.20 per share of Common Stock issuable upon exercise of each Warrant.

7.4 Public Announcements. The Sellers will consult with the Purchaser before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law or regulation.

7.5 No Shop. Until the Closing or the termination of this Agreement in accordance with Section 6, neither the Sellers nor their respective affiliates nor any investment banker, attorney or accountant or other representative retained by the Sellers, shall solicit, or encourage the solicitation of, or enter into, negotiations of any type, directly or indirectly, or enter into a letter of intent or purchase agreement or other similar agreement with any person, firm or corporation other than the Purchaser with respect to the sale of any of the Shares or Warrants.

7.6 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto and shall inure to the benefit of and be enforceable by each person who shall be a holder of the Shares and/or Warrants from time to time.

7.7 Entire Agreement. This Agreement, the exhibits and schedules hereto, and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

7.8 Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby; provided that the overall intent of this Agreement is achieved.

7.9 Amendment and Waiver.

(a) This Agreement may be amended or modified only upon the written consent of all the parties hereto.

(b) No waiver of the provisions hereof shall be effective unless in writing and signed by the party to be charged with such waiver.

7.10 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. Any waiver, consent or approval of any kind or character on the Purchaser's part in connection with any breach, default or noncompliance under this Agreement, or any waiver on such party's part of any provisions or conditions of this Agreement, shall be in writing and shall be effective only to the extent specifically set forth in such writing.

7.11 Notices. All offers, notices, acceptances, requests of other communications hereunder shall be in writing and shall be delivered (i) in person, (ii) by certified or registered mail, return receipt requested, (iii) by Federal Express or other nationally recognized overnight courier service which issues confirmation of delivery or (iv) by confirmed facsimile transmission, to the Company, each Seller and the Purchaser at the addresses or facsimile numbers set forth below or to such other addresses or facsimile number, as applicable, as any party hereto may designate to the others in writing:

                           If to Sellers:

                           Peter Kikis
                           c/o Kikis Asset Management
                           720 Fifth Avenue, 9th Floor
                           New York, New York  10019
                           Facsimile:  (212) 397-9728

                           Steven Sands
                           c/o Sands Brothers & Co., Ltd.
                           90 Park Avenue
                           New York, New York  10016
                           Facsimile:  (212) 697-8035

                           with a copy to:

                           Curtin & Galt LLP
                           19 Hollywood Avenue
                           Albany, New York  12208
                           Attention:  Germaine Curtin, Esq.
                           Facsimile:  (518) 459-5487

                           and

                           Littman Krooks Roth & Ball P.C.
                           655 Third Avenue, 20th Floor
                           New York, New York  10017
                           Attention:  Mitchell Littman, Esq.
                           Facsimile:  (212) 490-2990

                           If to Purchaser

                           Reliance Security Group plc
                           Boundary House
                           Cricket Field Road
                           Uxbridge, Middlesex UB8 1QG
                           Attention:  Geoff Haslehurst
                           Facsimile:  011441895205090

                           with a copy to:

                           Rosenman & Colin LLP
                           575 Madison Avenue
                           New York, NY 10022
                           Attention:       Howard S. Jacobs, Esq.
                                            Wayne Wald, Esq.
                           Facsimile:       212 940 8776



Any such notice shall be deemed to be given (i) when delivered, if delivered personally or by Federal Express or other nationally recognized overnight courier service, (ii) on the third Business Day after the date of mailing, if sent by certified or registered mail or (iii) upon confirmation of receipt, if delivered by facsimile transmission.

7.12 Titles and Subtitles. The titles of the sections and subsections of the Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

7.13 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

7.14 Pronouns. All pronouns contained herein, and any variations thereof, shall be deemed to refer to the masculine, feminine or neutral, singular or plural, as to the identity of the parties hereto may require.

7.15 Other Remedies. In addition to those remedies specifically set forth herein, if any, either party hereto may proceed to protect and enforce its rights under this Agreement either by suit in equity and/or by action at law, including, but not limited to, an action for damages as a result of any such breach and/or an action for specific performance of any such covenant or agreement contained in this Agreement. No right or remedy conferred upon or reserved to either party or the holder of Shares under this Agreement is intended to be exclusive of any other right or remedy, and every right and remedy shall be cumulative and in addition to every other right and remedy given under this Agreement or now and hereafter existing under applicable law. Every right and remedy given by this Agreement or by applicable law to either party hereto or the holders of Shares may be exercised from time to time and as often as may be deemed expedient by the holders.

7.16 Further Assurances. At any time or from time to time for a reasonable period following the Closing, the Company and the Purchaser agree to cooperate with each other, and at the request of the other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the Acquisition and the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

7.17 Facsimile Signatures. Any signature page delivered by a fax machine shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto. Any party who delivers such a signature page agrees to later deliver an original counterpart to any party which requires it.

7.18 Risk of Revocation of Discretionary Authority. The parties understand and agree that certain Sellers' discretionary authority over the Shares may be revoked at any time and further agree that such Seller shall have no liability for any representations, warranties, covenants, obligations or agreements with respect to Shares for which his discretionary authority has been revoked at any time prior to the Closing hereunder.

7.19 Adjustment. All dollar amounts and share numbers set forth herein shall be subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split or similar event affecting the Company Common Stock and/or Preferred Stock, between the date of this Agreement and the Closing Date, to the extent appropriate.

              [Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this STOCK PURCHASE AGREEMENT as of the date set forth in the first paragraph hereof.


                                  PURCHASER:
                                  RELIANCE SECURITY GROUP PLC
                                  By: /s/ Geoff Haslehurst
                                  ----------------------------
                                  Name:
                                  Title:


                                  SELLERS:
                                  /s/ Peter Kikis
                                  ----------------------------
                                  Peter Kikis

                                  /s/ Thomas Kikis
                                  ----------------------------
                                  Thomas Kikis

                                  THE KIKIS FAMILY FOUNDATION
                                  By: /s/ Thomas P. Kikis
                                  ----------------------------
                                  Name:
                                  Title:


                                  THE PERSONS LISTED ON SCHEDULE B-1 HERETO

                                  /s/ Thomas Kikis, as Attorney-in-Fact
                                  ---------------------------------
                                  By:  Thomas Kikis, as Attorney-in-Fact

                                  /s/ Sarah Leifer
                                  ----------------------------
                                  Sarah Leifer

                                  /s/ Murray Leifer
                                  ----------------------------
                                  Murray Leifer

                                  /s/ Michael D. Leifer
                                  ----------------------------
                                  Michael Leifer

                                  /s/ Jane H. Lenehan
                                  ----------------------------
                                  Jane Lenehan

                                  /s/ Donald Radcliffe
                                  ----------------------------
                                  Donald Radcliffe


                                  THE PERSONS LISTED ON SCHEDULE B-2(a) HERETO

                                  /s/ Martin Sands, as Attorney-in-Fact
                                  ---------------------------------
                                  By:  Martin Sands, as Attorney-in-Fact


                                  THE PERSONS LISTED ON SCHEDULE B-2(b) HERETO

                                  /s/ Steven Sands
                                  ---------------------------------
                                  By:  Steven Sands, as Attorney-in-Fact

                                  KATIE & ADAM BRIDGE PARTNERS, L.P.

                                  By: /s/ Steven Sands
                                  ---------------------------------
                                  Name:
                                  Title:

                                  OWL-1 PARTNERS, L.P.

                                  By: /s/ Steven Sands
                                  ---------------------------------
                                  Name:
                                  Title:

                                  /s/ Lloyd Saunders
                                  ----------------------------
                                  Lloyd Saunders

                                  /s/ Robert Rosan
                                  ----------------------------
                                  Robert Rosan

                                                                      EXHIBIT D

     EMPLOYMENT AGREEMENT dated as of September 12, 2000 between COMMAND SECURITY CORPORATION, a New York corporation (the "Company"), and WILLIAM VASSELL ("Executive").

     Executive is currently a senior executive of the Company. Contemporaneously with the execution and delivery of this Agreement, the Company is entering into a certain Shareholder's Agreement with Reliance Security Group plc ("Reliance") and the Executive (the "Shareholders' Agreement"), and Reliance is entering into a Stock Purchase Agreement with certain stockholders of the Company (the "Stock Purchase Agreement"). The Company desires to assure the Company of Executive's continued service and Executive desires to continue to perform services for the Company from and after the consummation of the transactions contemplated by the Stock Purchase Agreement (the "Stock Purchase Closing"), and to set forth the terms of such continued employment.

     In consideration of the agreements hereinafter set forth, the Company and Executive agree as follows:

1. EFFECTIVENESS. This Employment Agreement shall become effective upon the date of consummation of the transactions contemplated by the Stock Purchase Agreement (the "Effective Date"). In the event the Stock Purchase Agreement is terminated, this Agreement shall be null and void.

2. EMPLOYMENT

2.1 Capacity; Duties. The Company hereby employs Executive as the Company's Chairman of the Board of Directors, Chief Executive Officer and President. Executive shall have general supervision over the business of the Company. Executive may manage his personal investments and may be involved in civic or charitable activities so long as such involvement does not interfere with his full-time duties to the Company or its subsidiaries. Executive may serve as a member of the board of directors of a corporation other than the Company or one of its subsidiaries, subject to the approval of the Board of Directors of the Company. Executive accepts the employment described herein and agrees to devote his full business time and effort thereto, and to perform those duties normally attributable to the positions for which he is employed hereunder.

2.2 Employment Period. Subject to the succeeding sentence hereof, Executive's employment shall be for the period (the "Employment Period") commencing on the Effective Date, and ending on the earlier of (i) the third anniversary of the Effective Date, or (ii) the date on which Executive's employment is terminated earlier pursuant to Section 6 hereof. Unless, at any time, notice is given by the Executive to the Company, or by the Company to the Executive, in either case no later than 90 days prior to next anniversary of the Effective Date, that the Employment Period shall not be extended, then, as of such next anniversary of the Effective Date, the Employment Period shall be automatically extended by one year on such anniversary date. Any such notice of non-extension is hereinafter referred to as a "Non-Renewal Notice"). The date on which the Employment Period shall expire pursuant to clause (i) above or the second sentence hereof is hereinafter referred to as the "Expiration Date."

3. COMPENSATION

3.1 Base Salary. During the Employment Period, as compensation for Executive's employment hereunder, Executive shall receive a base salary payable at such times as are consistent with the Company's normal payroll practices for its senior Executive officers from time to time in effect. Such base salary shall be at the rate of $175,000 per annum for the first year of the Employment Period, $225,000 for the second year of the Employment Period and $250,000 thereafter (including any period during which the Employment Period is extended pursuant to Section 2.2 hereof). (The base salary, including such increases, is hereinafter referred to as the "Base Salary".)

3.2 Incentive Compensation. During the Employment Period, Executive shall be eligible to receive, in addition to his Base Salary, incentive compensation (the "Incentive Compensation"). With respect to each of the three full fiscal years of the Company occurring after the Effective Dates, commencing with the fiscal year ending March 31, 2001, Executive shall be entitled to Incentive Compensation equal to 20% of Executive's Base Salary as of the end of such fiscal year ("Target Incentive Compensation") if EBT (as hereinafter defined) for that year equals or exceeds the Company's projected amount of EBT for that year. For each percentage increase in EBT above the projected amount of EBT, the Incentive Compensation will be increased by three percentage points of Executive's Base Salary, provided that the maximum Incentive Compensation Executive shall be entitled to receive with respect to any year shall be 50% of his Base Salary for that year. As used in this provision, (a) "EBT" shall mean the consolidated earnings of the Company and any of its subsidiaries before taxes but after giving effect to Executive's Incentive Compensation for such year, excluding extraordinary or unusual nonrecurring items of income and expense as determined by the Board of Directors of the Company in good faith based on the Company's audited annual financial statements prepared in accordance with generally accepted accounting principles consistently applied by the Company's independent accountants, and (b) subject to any adjustment thereof required pursuant to the succeeding sentences of this Section 3.2, the term "projected amount of EBT" means the aggregate amount of projected earnings of the Company and any of its subsidiaries, before taxes excluding extraordinary or unusual nonrecurring items of income and expense set forth in the confidential letter agreement dated the date hereof between the Executive and the Company (the "Confidential Letter Agreement"). If in any year the Company or any of its subsidiaries acquires or disposes of any material business, the projected amount of EBT for that year shall be adjusted to reflect the increase or decrease, as the case may be, in annual income and expense reasonably attributable to the acquired or disposed of business as determined in good faith by the Board of Directors of the Company. Executive shall be entitled to receive such Incentive Compensation within 30 business days after the issuance of the opinion of the Company's independent accountants concerning the Company's consolidated year-end financial statements. If the Board of Directors of the Company takes any action that alters in any material respect the Company expenditures contemplated by the budgets referred to in the Letter Agreement, then notwithstanding anything to the contrary contained herein, the Board of Directors of the Company shall, in consultation with Executive, (x) determine in good faith whether such action by the Board requires an adjustment of the Company's projected amount of EBT for the fiscal year in which such action is taken by the Board and/or for any subsequent fiscal years, and (y) if such adjustment is determined to be required, make a good faith adjustment of the Company's projected amount of EBT for the fiscal year in which such action is taken by the Board and/or for any subsequent fiscal years. Notwithstanding anything to the contrary herein, no effect shall be given in the calculation of EBT to any expenses or charges of the Company related to the transactions contemplated by the Shareholders' Agreement or the Stock Purchase Agreement.

3.3 Additional Compensation. Nothing contained herein shall limit or otherwise restrict the Board of Directors of the Company from granting to Executive at any time and from time to time such additional compensation as may be recommended from time to time by the Compensation Committee.

3.4 Expenses. The Company shall promptly reimburse Executive for all expenses reasonably incurred by him in the performance of his duties under this Agreement in accordance with the Company's general policies and practices for senior executive officers in effect from time to time.

4. OPTIONS

4.1 Initial Grant. Executive shall receive on the Effective Date options (the "Initial Options") under the Option Agreement by and between Executive and the Company (the "Initial Option Agreement"), a copy of which is attached hereto as Exhibit 4.1 and incorporated herein by reference. [Form of option to be substantially the same as Reliance Warrant, except that (a) the number of shares covered shall be 2% of the total shares outstanding, assuming the exercise of the Reliance Warrant, and (b) the Initial Options shall be exercisable only to the extent the Reliance Warrant is exercised, on a pro rata basis.]

4.2 Additional Grants. Executive shall be entitled to receive options ("Additional Options") under the Option Agreement by and between Executive and the Company (the "Option Agreement"), a copy of which is attached hereto as Exhibit 4.2, and incorporated herein by reference. [Form of option to be substantially the same as Reliance Warrant, except that the number of shares covered shall be sufficient to increase Bill's percentage ownership to 20%, after giving effect to the exercise of the Reliance Warrant and vesting shall be subject to achievement of EBT goals for fiscal 2002, 2003 and 2004.]

5. BENEFITS; PERQUISITES

5.1 Benefits. During the Employment Period, Executive shall be entitled to participate in all benefit, welfare and perquisite plans, policies and programs, in accordance with the terms thereof, as are generally provided from time to time by the Company for its employees and for which Executive is eligible and such other benefit, welfare and perquisite plans, policies and programs (other than those involving a cash payment or the issuance of stock options or other equity) as determined by the Compensation Committee or the Board of Directors.

5.2 Vacation. During each calendar year during the Employment Period, Executive shall be entitled to four (4) weeks of vacation. Such vacation entitlement shall be deemed earned as of January 1 of each year during the Employment Period (except that a pro rata vacation entitlement shall be deemed earned as of the Effective Date for 2000), and at the option of Executive, up to two (2) weeks of vacation may be carried from one year to another; provided, however, that Executive shall not be entitled to cash compensation for any unused vacation.

5.3 Perquisites. During the Employment Period, the Company shall

(a) provide, at its cost, term life insurance on the life of Executive payable to Executive's designated beneficiary or beneficiaries and providing a death benefit equal to (i) the greater of $1 million or 200% of the Executive's annual Base Salary and maximum Incentive Compensation then in effect, less (ii) the death benefit payable under any group term life insurance to which Executive is entitled under any insurance benefit program of the Company; and

(b) provide Executive an automobile allowance in an amount at least equal the allowance currently provided to Executive.

5.4 Relocation Expenses. If the Company relocates its corporate office to a location more than 50 miles away from its current location and the Executive does not terminate his Employment pursuant to Section 6.1(c)(i) hereof as a result of such relocation, the Company shall provide the benefits set forth on Exhibit 2 hereto.

6. TERMINATION

6.1 Termination of Employment. Executive's employment (and the Employment Period) shall terminate prior to the Employment Expiration Date upon the occurrence of any of the following events:

(a) upon Executive's death or Executive's Disability (pursuant to Section 6.2 hereof); or

(b) (i) by action of the Board of Directors for Cause (as defined in Section
6.3 hereof); or (ii) by action of the Board of Directors without Cause.

(c) by Executive (i) following a material breach to the detriment of Executive by the Company or Reliance of the Shareholders Agreement, a material diminution of the Executive's duties and/or authority hereunder, a relocation of the

Company's corporate headquarters to a location more than 50 miles away from its current location, or any other material breach by the Company of this Agreement, which other breach is not cured within 30 days after written notice from Executive thereof (any such diminution, relocation or other uncured breach being hereinafter referred to as a "Constructive Discharge"),
(ii) upon 180 days prior written notice to the Company, or (iii) following a Change in Control (as hereinafter defined) provided that (x) Executive has given the Company at least six months' prior written notice of his termination, or (y) there has occurred a Constructive Discharge. A "Change in Control" shall be deemed to occur upon any of the following: (i) acquisition by any one "person" (as such term is defined in ss.3(a)(9) of the Securities and Exchange Act of 1934, as amended, and used in ss.13(d) and 14(d) thereof, including "group" as defined in ss.13(d) thereof) other than Reliance of more than 50% of the Company's voting shares; (ii) directors elected to the Board over any 24 month period not nominated by the Company's Board of Directors represent 50% or more of the total number of directors constituting the Board at the beginning of the period (or such nomination results from an actual or threatened proxy contest) other than pursuant to the Shareholders' Agreement or any election to the Board of Directors of the Company of designees of Reliance; (iii) any merger, consolidation or other corporate combination upon the completion of which the Company's shares do not represent more than 50% of the combined voting power of the resulting entity; or (iv) upon the sale of all or substantially all of the consolidated assets of the Company.

6.2 Disability. If, by reason of physical or mental disability, Executive is unable to carry out the material duties he has agreed to carry out under this Agreement (i) for more than 180 days in any twelve-month period or (ii) as certified by a physician ("Disability"), the Employment Period shall terminate hereunder. Executive shall submit to an examination by a physician for purposes of the preceding sentence upon the request of the Board of Directors. During any period of Disability prior to such termination, Executive shall continue to receive all compensation and other benefits provided herein as if he had not been disabled at the time, in the amounts and in the manner provided herein. The Company shall be entitled to a credit against any amounts payable to Executive under this Agreement during any period of Disability (whether such payments are before or after termination of employment hereunder) with regard to the amount, if any, paid to Executive for such period under any disability plan of the Company.

     6.3 Cause. For purposes of this Agreement, the term "Cause" shall be limited to (i) action by Executive involving (x) fraud, embezzlement or misappropriation affecting the Company or (y) willful malfeasance affecting the

Company in any material respect; (ii) Executive being convicted of a felony involving theft, fraud or moral turpitude (other than resulting from a traffic violation or like event); or (iii) Executive's failure or refusal to perform his material duties as required hereunder or to follow direct instructions from the Board of Directors of the Company or Executive's material breach of his duty of loyalty to the Company and failure to correct any such failure, refusal or breach within 30 days of notice of commission thereof.

7. CONSEQUENCES OF TERMINATION

7.1 Company Termination for Cause; Executive Termination Other Than for Constructive Discharge or Following Change in Control; Death or Disability. If Executive's employment hereunder is terminated by the Company for Cause, by the Executive other than pursuant to Section 6.1(c)(i) or (iii) hereof, or as a result of Executive's death or Disability, the Company shall have no further obligation to Executive under this Agreement except that Executive shall be paid those obligations accrued hereunder to the date of termination, consisting only of (a) Executive's unpaid Base Salary to the extent unpaid through the date of termination, (b) any deferred compensation earned but not yet paid (together with any accrued earnings thereon), and (c) to the extent permitted under this Agreement, any other amounts or benefits owing to Executive or his beneficiaries under the then applicable benefit plans, policies and programs of the Company. (Such amounts specified in clauses (a) through (c) above are hereinafter referred to as "Accrued Obligations".) In the case of Executive death or disability, Executive shall also be entitled to the Incentive Compensation to which he would have been entitled pursuant to this Agreement multiplied by a fraction, the numerator of which is the number of days from the end of the preceding fiscal year to the date of death or termination for disability and the denominator of which is 365. Unless otherwise previously directed by Executive (or, in the case of any benefit plan qualified under Section 401(a) of the Internal Revenue Code, as amended (the "Code") (any such plan hereinafter referred to as a "Qualified Plan"), as may be required by such Qualified Plan), all Accrued Obligations shall be paid to Executive in a lump sum (to the extent such obligations are able to be paid, under the terms of the plan for which such obligation arose, in a lump sum) in cash within 30 days after the date of termination, and, otherwise, in accordance with the terms of the applicable plan or applicable law.

7.2 Company Termination Without Cause; Constructive Discharge. If Executive's employment hereunder is terminated by the Company without Cause or by Executive pursuant to Section 6.1(c)(i) or (iii) above, the Company shall have no further obligation to Executive under this Agreement except that:

(a) Unless otherwise directed by Executive (or, in the case of any Qualified Plan, as may be required by such plan) Executive shall be paid all Accrued Obligations to the date of termination in a lump sum (to the extent such obligations are able to be paid, under the terms of the plan for which such obligation arose, in a lump sum) in cash within thirty (30) business days after the date of termination, and, otherwise, in accordance with the terms of the applicable plan or applicable law.

(b) Unless otherwise directed by Executive, Executive shall be paid, as severance pay, within thirty (30) business days after the date of termination in a lump sum in cash an amount equal to (i) Executive's then annual Base Salary multiplied by a fraction, the denominator of which is 365 and the numerator of which is the number of days between the date of termination and the Expiration Date (the "Contract Balance Fraction"), plus (ii) if the Company has achieved at least 80% of the projected amount of EBT with respect to the fiscal year ended prior to such termination, the Target Incentive Compensation to which Executive would have been entitled with respect to the fiscal year in which such termination occurs multiplied by the Contract Balance Fraction.

(c) If the Company has achieved at least 80% of the projected amount of EBT with respect to the fiscal year ended prior to such termination, to the extent permitted or not prohibited by any pension plan, as such term is defined in ERISA Section 3(2)(A), of the Company (or its subsidiaries) in which Executive is permitted to participate hereunder or by applicable law, after the date of termination, the Company shall make immediately available to Executive, in a lump sum (to the extent such obligation is able to be paid in a lump sum under the terms of the plan for which such obligation arose), all vested amounts under any such plan. Notwithstanding the terms of any options or restricted stock agreements between the Company and Executive, the vesting of all options and restricted stock, if any, held by Executive, shall be accelerated to the date of termination; provided, however, that the vesting of the Additional Options shall not be accelerated to the date of termination unless the Company has achieved at least 80% of the projected amount of EBT with respect to the fiscal year ended prior to such termination.

(d) The Company, at its cost, shall continue for the lesser of one year or the date upon which Executive accepts a position with an employer that offers health and medical benefits comparable to those to which Executive is entitled from the Company, the participation of Executive and his spouse and children in all health and medical benefit plans, policies and programs in effect from time to time with respect to the senior executive officers of the Company and their families.

8. CONFIDENTIAL INFORMATION, NON-COMPETITION, ETC.

(a) (i) Both during and after the Employment Period, Executive shall hold in a fiduciary capacity for the benefit of the Company and shall not, without the prior written consent of the Company, communicate or divulge (other than in the performance of Executive's duties to the Company under this Agreement), to anyone other than the Company, its subsidiaries and those designated by it, any confidential or proprietary information, knowledge or data relating to the Company or any of its subsidiaries, or to any of their respective businesses, obtained by Executive before or during the Employment Period except to the extent (A) disclosure is made during the Employment Period by Executive in the course of his duties hereunder and Executive reasonably determines in good faith that it is in the best interest of the Company to do so, (B) Executive is compelled pursuant to an order of a court or other body having jurisdiction over such matter to do so (in which case the Company shall be given prompt written notice of such intention to divulge not less than five days prior to such disclosure or such shorter period as the circumstances may reasonably require) or (C) such information, knowledge or data is or becomes public knowledge or is or becomes generally known within the Company's industry other than through improper disclosure by Executive.

(ii) Executive acknowledges and agrees that the whole interest in any invention, improvement, confidential information, copyright, design, plan, drawing or data, including all worldwide rights to copyrights or any other intellectual property rights (collectively, the "Rights") arising out of or resulting from Executive's performance of his duties during the Employment Period shall be the sole and exclusive property of the Company. Executive undertakes (at the expense of the Company) to execute any document or do any reasonably necessary act to enable the Company to obtain or to assist the Company in obtaining any Rights. Executive hereby irrevocably appoints the Company to be his attorney-in-fact to execute in his name and on his behalf any instrument required and take any actions reasonably necessary for the purpose of giving to the Company the full benefit of the provisions of this subsection; provided, however, that the Company shall notify Executive prior to executing any such instruments or taking any such actions.

(b) Executive will not (other than on behalf of the Company) directly or indirectly during the Employment Period, as an individual proprietor, partner, stockholder, officer, employee, director, joint venturer, investor, lender, or in any other capacity whatsoever (other than as the holder of not more than five (5) percent of the total outstanding stock of a publicly held company), engage in a business which is competitive with the business of the Company as such business is conducted during the Employment Period. In addition, for a period of one year following termination of Executive's employment hereunder for any reason, Executive shall not (i) solicit (other than by means of a general solicitation through advertisement) for employment or employ any person who is a senior executive or branch manager of the Company as of the date of termination of Executive's employment hereunder unless such senior executive or branch manager is subsequently discharged by the Company; (ii) solicit any customer of the Company as of the date of such termination to purchase from Executive or any business of which Executive is an individual proprietor, partner, stockholder, officer, employee, director, joint venturer, investor (other than as the holder of not more than five (5) percent of the total outstanding stock of a publicly held Company) or lender, services of a type offered by the Company as of the date of such termination unless such customer has terminated its business with the Company after the date of such termination due solely to the Company's failure to provide services to the customer in a manner satisfactory to the customer, which failure has been asserted by such customer in writing to the Company; or
(iii) provide to any customer of the Company as of the date of such termination on behalf of Executive or any business of which Executive is an individual proprietor, partner, stockholder, officer, employee, director, joint venturer, investor (other than as the holder of not more than five (5) percent of the total outstanding stock of a publicly held Company) or lender, services of a type offered by the Company as of the date of such termination unless such customer has terminated its business with the Company after the date of such termination of employment due solely to the Company's failure to provide services to the customer in a manner satisfactory to the customer, which failure has been asserted by such customer in writing to the Company.

(c) If any restriction set forth in Section 8(b) hereof is found by any court of competent jurisdiction or arbitrator to be unenforceable because it extends for too long a period of time or over too great a range of activities or in too broad a geographic area, it shall be interpreted to extend only over the maximum period of time, range of activities or geographic area as to which it may be enforceable.

(d) The restrictions contained in Sections 8(a) and (b) hereof are necessary for the protection of the business and goodwill of the Company and are considered by Executive to be reasonable to such purpose. Executive acknowledges and agrees that money damages would not adequately compensate the Company for any breach of Sections 7(a) or 7(b) hereof and will cause the Company substantial and irreparable damage and therefore, in the event of any such breach, in addition to such other remedies which may be available, the Company shall have the right to seek specific performance and injunctive relief.

9. NO MITIGATION; SET-OFF

If Executive's employment with the Company is terminated by the Company without Cause prior to the Employment Expiration Date but within twelve months after the end of any fiscal year, commencing with the fiscal year ending March 31, 2001, in which the Company has failed to achieve EBT equal to at least 80% of the projected amount of EBT, Executive shall attempt to mitigate his damages by seeking, with reasonable diligence, a position comparable in responsibility to his position held with the Company at a compensation and benefits level comparable to those afforded him hereunder. If Executive's employment with the Company is terminated prior to the Employment Expiration Date for any other reason whatsoever, Executive shall not be required to seek other employment or to attempt in any way to reduce any amounts payable to Executive by the Company pursuant to this Agreement; provided, however, that the amount of any payment provided for in Section 7.2(b) of this Agreement shall be reduced by any compensation earned by Executive as the result of employment by another employer.

10. LEGAL FEES

If Executive collects, or negotiates and reaches a settlement for, any part or all of the payments provided for hereunder (or otherwise successfully enforces the terms of this Agreement) by or through a lawyer, the Company shall advance all reasonable costs of such collection or enforcement, including reasonable legal fees and disbursements and other fees and expenses which Executive may incur, promptly after submission of documentation reasonably acceptable to the Company in respect of such costs and expenses. All amounts paid by the Company shall promptly be refunded to the Company if and when a court of competent jurisdiction finds that the Company is entitled to have such sums refunded or if a settlement is reached which is insubstantial compared to the damages that were requested.

11. SUCCESSORS; BINDING AGREEMENT

(a) The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company to expressly assume and agree in writing to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such transaction had taken place, provided that Executive need only be one of the senior Executive officers with the authority, powers and responsibilities set forth in Section
1.1 hereof with respect to the subsidiary or subdivision which operates the business of the Company as it exists on the date of such business combination. Failure of the Company to obtain such express assumption and agreement at or prior to the effectiveness of any such transaction shall be a breach of this Agreement and shall entitle Executive to compensation and benefits from the Company in the same amount and on the same terms to which Executive would be entitled hereunder if the Company terminated his employment without Cause, except that for purposes of implementing the foregoing, the date on which any such transaction becomes effective shall be deemed the date of termination. As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any successor to its business or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

(b) The Company may not assign this Agreement except in connection with, and to the acquiror of, all or substantially all of the business or assets of the Company, provided such acquiror expressly assumes and agrees in writing to perform this Agreement as provided in Section 11(a) hereof.

(c) This Agreement shall inure to the benefit of and be enforceable by Executive and his personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees; provided, however, that this Agreement may not be assigned by Executive.

(d) The parties agree that Executive's family members are the intended third party beneficiaries of the provisions of Article 5 to the extent that benefits are expressly granted to them in such Article, with the right to enforce such provisions as fully as if they were parties to this Agreement.

12. INDEMNIFICATION.

12.1 Company to Indemnify. The Company shall indemnify Executive with respect to any action taken by Executive or omission of Executive occurring on or after the Effective Date, to the fullest extent permitted by applicable law in effect on the date hereof or as such laws may from time to time be amended. Without diminishing the scope of the indemnification provided by this Section 12.1, the rights of indemnification of Executive provided hereunder shall include but shall not be limited to those rights set forth hereinafter, except to the extent expressly prohibited by applicable law.

12.2 Action or Proceeding Other Than an Action by or in the Right of the Company. Executive shall be entitled to the indemnification rights provided in this Section 12.2 if he is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, other than an action by or in the right of the Company, by reason of the fact that he is or was a director, officer, employee, agent, partner or fiduciary of the Company or is or was serving at the request of the Company as a director, officer, employee, agent, partner or fiduciary of any other entity or by reason of anything done or not done by him in any such capacity. Pursuant to this
Section 12.2, Executive shall be indemnified against all reasonable expenses (including attorneys' fees), costs, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding (including, but not limited to, the investigation, defense or appeal thereof), if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful.

12.3 Actions by or in the Right of the Company. Executive shall be entitled to the indemnification rights provided in this Section 12.3 if he is a person who was or is made a party or is threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, agent, partner or fiduciary of the Company or is or was serving at the request of the Company as a director, officer, employee, agent, partner or fiduciary of any other entity by reason of anything done or not done by him in any such capacity. Pursuant to this
Section 12.3, Executive shall be indemnified against all expenses (including attorneys' fees) and costs actually and reasonably incurred by him in connection with such action or suit (including, but not limited to, the investigation, defense, settlement or appeal thereof) if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company; provided, however, that no such indemnification shall be made in respect of any claim, issue or matter as to which applicable law expressly prohibits such indemnification by reason of an adjudication of liability of Executive to the Company, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite such adjudication of liability but in view of all the circumstances of the case, Executive is fairly and reasonably entitled to indemnification for such expenses and costs as such court shall deem proper.

12.4 Indemnification for Costs, Charges and Expenses of Successful Party. Notwithstanding the other provisions of this Agreement and in addition to the rights to indemnification set forth in Sections 12.2 and 12.3 hereof, to the extent that the Executive has served as a witness on behalf of the Company or has been successful on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, in defense of any action, suit or proceeding referred to in Sections 12.2 and 12.3 hereof, or in defense of any claim, issue or matter therein, he shall be indemnified against all costs, charges and expenses (including attorneys' fees) actually and reasonably incurred by him or on his behalf in connection therewith.

12.5 Partial Indemnification. In addition to the rights to indemnification set forth in Sections 12.2 and 12.3 hereof, if Executive is only partially successful in the defense, investigation, settlement or appeal of any action, suit, investigation or proceeding described in Sections 12.2 and 12.3 hereof, and as a result is not entitled under Section 12.2, 12.3 or 12.4 hereof to indemnification by the Company for the total amount of the expenses (including attorneys' fees), costs, judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by him, the Company shall nevertheless indemnify Executive, as a matter of right pursuant to Section
12.4 hereof, to the extent that Executive has been partially successful.

12.6 Determination of Entitlement to Indemnification. Upon written request by Executive for indemnification pursuant to Section 12.2 or 12.3 hereof, the entitlement of Executive to indemnification pursuant to the terms of this Agreement shall be determined by the following person or persons who shall be empowered to make such determination: (a) the Board of Directors of the Company by a majority vote of a quorum consisting of Disinterested Directors (as hereinafter defined); or (b) if such a quorum is not obtainable or, even if obtainable, if the Board of Directors by the majority vote of Disinterested Directors so directs, by Independent Counsel (as hereinafter defined) in a written opinion to the Board of Directors, a copy of which shall be delivered to Executive; or (c) by the stockholders of the Company. Independent Counsel shall be selected by the Board of Directors. Upon failure of the Board so to select Independent Counsel, Independent Counsel shall be selected by the President of the Association of the Bar of the City of New York or such other person as such President shall designate to make such selection. Such determination of entitlement to indemnification shall be made not later than 60 days after receipt by the Company of a written request for indemnification. Such request shall include documentation or information which is necessary for such determination and which is reasonably available to Executive. Any costs or expenses (including attorneys' fees) actually and reasonably incurred by Executive in connection with his request for indemnification hereunder shall be borne by the Company if it is determined that the Executive is entitled to indemnification. If the person making such determination shall determine that Executive is entitled to indemnification as to part (but not all) of the application for indemnification, such person shall reasonably prorate such partial indemnification among such claims, issues or matters.

12.7 Presumptions and Effect of Certain Proceedings. The Secretary of the Company shall, promptly upon receipt of Executive's request for indemnification, advise in writing the Board of Directors or such other person or persons empowered to make the determination as provided in Section
12.6 that Executive has made such request for indemnification. If the person or persons so empowered to make such determination shall have failed to make the requested indemnification within 120 days after receipt by the Company of such request, the requisite determination of entitlement to indemnification shall be deemed to have been made and Executive shall be absolutely entitled to such indemnification, absent actual and material fraud in the request for indemnification. The termination of any action, suit, investigation or proceeding described in Section 12.2 or 12.3 hereof by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself: (a) create a presumption that Executive did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, that Executive had reasonable cause to believe that his conduct was unlawful; or (b) otherwise adversely affect the rights of Executive to indemnification except as may be provided herein.

12.8 Advancement of Expenses and Costs. All reasonable expenses and costs incurred by Executive (including attorneys' fees, retainers and advances of disbursements required of Executive) shall be paid by the Company in advance of the final disposition of such action, suit or proceeding at the request of Executive within 20 days after the receipt by the Company of a statement or statements from Executive requesting such advance or advances from time to time. Such statement or statements shall reasonably evidence the expenses and costs incurred by him in connection therewith and shall include or be accompanied by an undertaking by or on behalf of Executive to repay such amount if it is ultimately determined that Executive is not entitled to be indemnified against such expenses and costs by the Company as provided by this Agreement or otherwise.

12.9 Remedies of Executive in Cases of Determination not to Indemnify or to Advance Expenses. In the event that a determination is made that Executive is not entitled to indemnification hereunder or if payment has not been timely made following a determination of entitlement to indemnification pursuant to Sections 12.6 and 12.7 hereof, or if expenses are not advanced pursuant to
Section 12.8 hereof, Executive shall be entitled to a final adjudication in an appropriate court of the State of New York or any other court of competent jurisdiction of his entitlement to such indemnification or advance. Alternatively, Executive at his option may seek an award in arbitration to be conducted by three arbitrators pursuant to the rules of the American Arbitration Association, such award to be made within 60 days following the filing of the demand for arbitration. The Company shall not oppose Executive's right to seek any such adjudication or award in arbitration or any other claim, but may oppose Executive's right to indemnification. Such judicial proceeding or arbitration shall be made de novo and Executive shall not be prejudiced by reason of a determination (if so made) pursuant to Sections 12.6 and 12.7 hereof that he is not entitled to indemnification. If a determination is made or deemed to have been made pursuant to the terms of
Section 12.6 or 12.7 hereof that Executive is entitled to indemnification, the Company shall be bound by such determination and is precluded from asserting that such determination has not been made or that the procedure by which such determination was made is not valid, binding and enforceable. The Company further agrees to stipulate in any such court or before any such arbitrator that the Company is bound by all the provisions of this Agreement and is precluded from making any assertion to the contrary. If the court or arbitrator shall determine that Executive is entitled to any indemnification hereunder, the Company shall pay all reasonable expenses (including attorneys' fees) and costs actually incurred by Executive in connection with such adjudication or award in arbitration (including, but not limited to, any appellate proceedings).

12.10 Other Rights to Indemnification. The indemnification and advancement of expenses (including attorneys' fees) and costs provided by this

Agreement shall not be deemed exclusive of any other rights to which Executive may now or in the future be entitled under any provision of the by-laws, agreement, provision of the Certificate of Incorporation, vote of stockholders or disinterested directors, provision of law or otherwise.

12.11 Duration of Agreement. This provision of this Article 12 shall continue until and terminate upon the later of (a) 6 years after Executive has ceased to occupy any of the positions or have any of the relationships described in Sections 12.2 and 12.3 of this Agreement; and (b) the final termination of all pending or threatened actions, suits, proceedings or investigations with respect to Executive.

12.12 D&O Insurance. Without intending to limit in any way the obligations of the Company pursuant to the other provisions of this Article 12, the Company shall maintain in effect throughout the Employment Period and an additional period of at least five years thereafter, the current policies of directors' and officers' liability insurance maintained by the Company.

12.13 Definitions. For purposes of this Agreement:

(a) "Disinterested Director" shall mean a director of the Company who is not or was not a party to the action, suit, investigation or proceeding in respect of which indemnification is being sought by Executive.

(b) "Independent Counsel" shall mean a law firm or a member of a law firm that neither is presently nor at any time in the past has been retained to represent: (i) the Company or Executive in any matter material to either such party, or (ii) any other party to the action, suit, investigation or proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term "Independent Counsel" shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or Executive in an action to determine Executive's right to indemnification under this Agreement.

13. MISCELLANEOUS

(a) Any notices or other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly made, given or received when hand-delivered, one (1) business day after being transmitted by telecopier (confirmed by mail) or sent by overnight courier against receipt, or five (5) days after being mailed by registered or certified mail, postage prepaid, return receipt requested, to the party to whom such communication is given at the address set forth below, which address may be changed by notice given in accordance with this Section:

                  If to the Company:

                           Command Security Corporation
                           Route 55, Lexington Park
                           Lagrangeville, NY 12540

                           Attention: Secretary

                  If to Executive:

                           Mr. William Vassell
                           148 Edward Place
                           Stamford, CT 06905

(b) If any provision of this Agreement shall be held by court of competent jurisdiction to be illegal, invalid or any unenforceable, such provision shall be construed and enforced as if it had been more narrowly drawn so as not to be illegal, invalid or unenforceable and such illegality, invalidity or unenforceability shall have no effect upon and shall not impair the enforceability of any other provision of this Agreement.

(c) No provision of this Agreement may be modified, waived or discharged except by a waiver, modification or discharge in writing signed by Executive and such officer as may be designated by the Board of Directors. No waiver by either party hereto at any time of any breach by the other party hereto of, or in compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the time or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not expressly set forth in this Agreement.

(d) This Agreement (together with the Shareholders Agreement, the Confidential Letter Agreement, the Initial Option Agreement and the Option Agreement) represents the entire agreement of the parties and shall supersede any and all previous contracts, arrangements or understandings between the Company and Executive with respect to the subject matter hereof including, without limitation, the Amended and Restated Employment Agreement dated May 24, 1990, between Executive and the Company, as further amended, and the Compensation Continuation Agreement between Executive and the Company dated September 25, 1992 (collectively, the "Predecessor Agreement"); provided, however, that this Agreement shall not supersede the Predecessor Agreement until the Effective Date, and any rights accrued under the predecessor Agreement on or prior to the Effective Date shall survive the Effective Date.

(e) This Agreement shall be construed, interpreted, and governed in accordance with the laws of the State of New York, without reference to rules relating to conflicts of law.

(f) The section headings herein are for the purpose of convenience only and are not intended to define or limit the contents of any section.

(g) The parties may sign this Agreement in counterparts, all of which shall be considered one and the same instrument.

                   [END OF TEXT -- SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties hereto have set their hands as of the day and year first above written.

                                             COMMAND SECURITY CORPORATION

                                             By:/s/ Franklin H. Snitow
                                                ----------------------
                                                  Authorized Signatory
                                                  Name:  Franklin H. Snitow
                                                  Title: Acting President

                                                /s/ William Vassell
                                                -------------------------------
                                                WILLIAM VASSELL

                                                                     Exhibit 2

                              Relocation Program

This document describes the relocation/reimbursement program (the "Relocation Program") available to Executive.

I. The Executive will be reimbursed by the Company for the actual costs associated with the sale of Executive's principal home ("Former Home"), as follows:

A. Generally:

1. Packing, shipping, moving, storing, if necessary, unpacking and insuring household goods and common personal possessions (carrier is typically prohibited from delivering perishables, frozen foods, plants or shrubbery, combustible items and paint, or articles of extraordinary value such as jewelry, precious stones, stamp collections, wills, stocks, etc.).

2. Reasonable (at least six roundtrips with Executive and one dependent) pre-move travel, meals, etc. for house hunting.

3. Selling expenses on Executive's Former Home as follows:

- Reasonable attorney's fees
- Transfer tax
- Real estate commission, up to a maximum total of 6% of the gross sales price.

4. Disconnecting and connecting normal appliances at origin and destination.

B. The Company will pay for moving the following:

1. Automobiles (maximum two), registered in Executive's (or spouse's) name.

2. One boat or trailer, registered in Executive's (or spouse's) name.

3. Household pets.

C. The Company will reimburse Executive for the following incidental expenses reasonably incurred in connection with Executive's relocation:

1. Travel expenses, including meals and lodging incurred by Executive and dependents while traveling from Former Home to Executive's new location via personal car or common carrier, coach class.

2. Meals and lodging expenses temporarily incurred by Executive and dependents, if any, until Executive obtains permanent living quarters. Such reimbursement shall not exceed such costs for three months or until 21 days following delivery of Executive's personal or household goods, whichever first occurs. Extensions may be granted at the Company's discretion as a result of extenuating circumstances.

D. The Company will reimburse Executive for the following expenses in connection with purchasing a principal house/home within a reasonable proximity to the new Company's headquarters' location within eighteen (18) months of the relocation of Executive:

1. Reasonable attorney's fees;

2. Title search and any other filing fees;

3. Building and termite inspection;

4. Mortgage application, and placement fee.

E. The Company will provide, through a home equity broker or otherwise, to Executive a bridge loan for the purchase of a principal house/home until his Former Home is sold, in an amount up to $500,000 and the fair value of the Former Home, net of any mortgages.

F. The Company will make a payment to Executive equal to one month's Base Salary to cover other incidental expenses relating to moving. This payment shall be automatic. This payment will be made within ten (10) days of Executive's confirmation of commitments relative to the move.

G. To the extent the Executive incurs any tax obligations as a result of this Relocation Program, the Company shall pay the Executive or the applicable taxing authorities on the Executive's behalf, no later than thirty (30) days prior to the time the tax is due, an amount equal to the sum of such taxes and all taxes payable on account of payments made to the Executive under this paragraph G.

                                                                      EXHIBIT E

                         COMMAND SECURITY CORPORATION

                           SHAREHOLDERS' AGREEMENT

     THIS SHAREHOLDERS' AGREEMENT (the "Agreement") is made and entered into this 12th day of September, 2000, by and among Command Security Corporation, a New York corporation (the "Company"), William C. Vassell, an individual ("Vassell") and Reliance Security Group plc, a company organized under the laws of England and Wales (the "Purchaser") (Vassell and the Purchaser, each a "Holder" and together the "Holders").

                                  WITNESSETH

     WHEREAS, the Purchaser entered into that certain Stock Purchase Agreement, dated the date hereof (the "Stock Purchase Agreement") among the Purchaser and certain shareholders of the Company signatory thereto (collectively, the "Sellers") pursuant to which, among other things, the Purchaser agreed to purchase all of the issued and outstanding capital stock of the Company (and options and warrants to subscribe for or purchase capital stock of the Company) owned by the Sellers; and

     WHEREAS, the Purchaser's and the Sellers' obligations under the Stock Purchase Agreement are conditioned upon the execution and delivery of this Agreement by the parties hereto, and it is in the interest of Vassell and the Company for the transactions contemplated by the Stock Purchase Agreement to be consummated.

     NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the Company,Vassell and the Purchaser agree as follows:

1. VOTING

1.1 Effectiveness. This Agreement shall become effective upon the date of consummation of the transactions contemplated by the Stock Purchase Agreement (the "Effective Date"). In the event the Stock Purchase Agreement is terminated, this Agreement shall be null and void; provided, however, notwithstanding anything to the contrary herein, the representations and warranties in Section 3 hereof shall be effective on the date hereof.

1.2 Voting Shares. Each Holder agrees to vote all shares of the Company's common stock, $.0001 par value and Series A Preferred Stock, $.0001 par value (to the extent entitled to vote) (the "Shares"), registered in such Holder's name or beneficially owned by such Holder or over which such Holder has voting control as of and after the Effective Date (hereinafter collectively referred to as the "Holder Shares") subject to and in accordance with the provisions of this Agreement, and each Holder and the Company, jointly and severally, shall take all other necessary or desirable actions within the Company's and such Holder's control, to effect the provisions of this Agreement.

1.3 Board of Directors

(a) The initial Board of Directors of the Company (the "Board") shall be composed of seven directors.

(b) Subject to and except as otherwise provided in this Agreement and unless unanimously otherwise agreed in writing by the Holders, so long as each of Vassell and the Purchaser shall Beneficially Own (as defined in Section 7.1) fifty percent (50%) of the Shares held by each immediately after the Closing, Vassell and the Purchaser shall have the right to designate three individuals to be nominated to serve as directors of the Company in accordance with the Certificate of Incorporation and the By-Laws of the Company as in effect from time to time. The Company shall at all times have at least one Independent Director (as defined in Section 7.2) selected by Vassell and the Purchaser. If Vassell and the Purchaser cannot agree on the Independent Director, the Independent Director shall be selected by a professional adviser of recognized standing (e.g., an accounting or law firm) selected by Vassell and the Purchaser or if Vassell and the Purchaser cannot agree on a professional adviser, each shall select a professional adviser of recognized standing and the two advisers shall select another professional adviser, whose selection of such Independent Director shall be final.

(c) Vassell and Purchaser shall each deliver to the Secretary of the Company a notice (a "Board Designee Notice") setting forth their respective designees and the selected Independent Directors not less than 30 days prior to the anniversary of the preceding year's record date for the annual meeting of shareholders of the Company; provided, however, if (i) the date of the annual meeting is advanced or delayed by more than 30 days from such anniversary date, or (ii) the Board of the Company is to be elected by solicitation by the Board of consents in writing of shareholders or a special meeting of shareholders, then the Company shall give Vassell and Purchaser notice thereof ("Notice of Election"), not less than 30 days before the record date established for any such meeting or the solicitation of consents, and Vassell and Purchaser shall each deliver a Board Designee Notice to the Secretary of the Company not less than 15 days after the date the Notice of Election is delivered. The Board Designee Notice shall set forth as to each person designated for nomination for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for elections of directors or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, including such person's written consent to be named in the proxy statement as a nominee and to serving as a director, if elected.

(d) Each of the Company and Holders hereby agrees to take all actions necessary to call an annual meeting (and when circumstances so require, a special meeting) of the shareholders of the Company and each Holder agrees to vote all Holder Shares at any such meeting and at any other annual or special meeting of stockholders in favor of, or take all actions by written consent in lieu of any such meeting as may be necessary to cause, the election as members of the Board of those individuals so designated in accordance with, and to otherwise effect the intent of, this Section 1.3.

(e) The initial designees of Vassell shall be William C. Vassell, Gregory Miller and Peter Nekos. The initial designees of the Purchaser shall be Geoff

Haslehurst, Ken Allison and Graeme Halder. The initial Independent Director shall be mutually agreed to in writing by Vassell and Purchaser prior to the Effective Date.

(f) Whenever any vacancy in the Board of Directors (whether occurring by reason of death, resignation, removal or otherwise) is to be filled, the Holder which, under the provisions of this Section 1.3 is entitled to designate such director, will designate the successor to fill such vacancy. Each director shall be entitled to one vote on all matters coming before the Board.

(g) Each non-employee member of the Board shall receive reimbursement by the Company for all reasonable out-of-pocket expenses, including, without limitation, travel expenses, incurred by such director in connection with the performance of such director's duties.

(h) Each of the Company and Holders hereby agrees to take all actions necessary to call, or cause the Company and the directors of the Company to call, a meeting of the Board to be held at least once during each fiscal quarter of the Company in accordance with the By-Laws of the Company. Meetings of the Board may be held by telephone conference or other means of instantaneous communication, unless otherwise agreed by all directors.

(i) The decisions of the Board shall be made by a majority vote of the entire Board; provided, however, that a vote upon any of the following matters shall require that the Board designees of Vassell and Purchaser shall be given reasonable notice of such vote and a reasonable opportunity to be present, either telephonically or in person, for such vote:

(i) approval of the annual Budget and Business Plan (as such terms are hereinafter defined) or any material amendment thereto;

(ii) any expenditure over $50,000 which is in excess of the budgetary line item relating thereto;

(iii) the sale or disposition of any properties or assets of the Company, or any subsidiary of the Company, other than sales or dispositions in the ordinary course of business of the Company;

(iv) the purchase or acquisition of another entity or the properties or assets of such entity;

(v) the merger or consolidation of the Company with or into any other entity;

(vi) the incurring of any indebtedness which would cause the aggregate outstanding principal amount of Company indebtedness together with all accrued and unpaid interest thereon to exceed $10,000,000];

(vii) the creation of any mortgage, lien or other encumbrance on or any pledge of any asset of the Company, or any subsidiary of the Company, other than in the ordinary course of business of the Company;

(viii) any material transactions with persons or entities owning an equity interest in the Company (the Purchaser and its affiliates not being deemed to be affiliates of the Company for this purpose);

(ix) the execution, amendment or termination by the Company, or any subsidiary of the Company, of any contract or agreement other than any contract entered into in the ordinary course of business which involves consideration in excess of $100,000 or a term in excess of one year;

(x) the granting to any employee of options to purchase the issued and outstanding capital stock of the Company (other than in connection with the transactions contemplated by the Stock Purchase Agreement);

(xi) the issuance or authorization of any Shares or other equity interests (including, without limitation, options, warrants or convertible securities) in the Company to any person other than Purchaser or Company employees pursuant to employee stock options;

(xii) any amendment tothe Employment Agreement between the Company and Vassell, dated as of the date hereof in the form attached hereto as Exhibit A (the "Employment Agreement"); (xiii) any amendment to the Certificate of Incorporation of the Company or the By-Laws of the Company; or (xiv) the dissolution or liquidation of the Company.

1.4 Management.

(a) The Company has prepared and submitted to the Purchaser for approval a confidential budget and operating forecast for the fiscal years ended March 31, 2001, 2002 and 2003 contained in that certain letter agreement, dated the date hereof between Vassell and the Company (the "Confidential Budget") which contains an annual performance target for each such fiscal year (each, a "Confidential Target") with respect to "earnings before taxes" (as defined in the Employment Agreement).

(b) No later than 90 days following the end of each fiscal year, the Board shall in good faith determine, based on the Company's financial statements for such fiscal year audited by the Company's independent public accountants and prepared in accordance with generally accepted accounting principles consistently applied, whether the Company has met the Confidential Target for such fiscal year. Notwithstanding anything to the contrary herein, the Confidential Target shall be subject to adjustment as provided in the

Employment Agreement and the calculation thereof shall be governed by the Employment Agreement. Upon a deviation from the Confidential Target for such fiscal year by more than 20% and a vote by a majority of the Board terminating Vassell's employment pursuant to the Employment Agreement, Vassell shall (i) resign as Chairman of the Board, President and Chief Executive Officer of the Company and shall resign all other officerships, directorships and committee memberships with the Company and (ii) cause his Board designee(s) to resign all directorships and committee memberships with the Company (a "Vassell Resignation"). Vassell shall cause any individual to be nominated by Vassell to agree in writing to be bound by this Section 1.4(b) prior to such individual's appointment as a director of the Company. Notwithstanding the foregoing, in no event shall Vassell be required to resign pursuant to this Section 1.4(b) prior to the first anniversary of the Effective Date in the Employment Agreement.

(c) In the event of a Vassell Resignation, each Holder shall be released from any obligation to vote such Holder's Shares to elect as members of the Board those individuals designated in accordance with Section 1.3.

(d) In the event of (i) a Vassell Resignation, (ii) the election by the Board not to extend the term of Vassell's employment as Chief Executive Officer of the Company in accordance with the terms of the Employment Agreement or (iii) the termination of Vassell's employment with the Company pursuant to Sections 6.1(b)(ii) or 6.1(c) of the Employment Agreement, Vassell may, for a Period of 90 days after the date of the Vassell Resignation or termination of Vassell's employment with the Company, as the case may be, provide the Purchaser with notice of an offer to sell all of Vassell's Shares and any warrants or options to purchase any shares of capital stock of the Company. The notice shall include a purchase price which shall be determined by Vassell in his sole discretion. The Purchaser shall then have a period of 45 days from receipt of such notice, to accept the terms of Vassell's offer to sell. If the offer is rejected or lapses, Vassell shall have the right to purchase from the Purchaser all the Purchaser's Shares and the Warrant (as defined hereafter) and at the price specified in Vassell's offer to sell within 90 days after such rejection or the lapse of the 45-day period as the case may be; provided, however, that Vassell must provide the Purchaser evidence of adequate financing to consummate such transaction within 60 days of such date.

(e) Any obligation on the part of any of the Holders to sell or purchase Shares, warrants and options pursuant to Section 1.4(d) above shall be subject to the satisfaction of each of the following conditions: the purchasing Holder shall have delivered to selling Holder by wire transfer of immediately available funds or by certified or bank cashiers check made payable to selling Holder the purchase price and the selling Holder shall have delivered to the purchasing Holder the stock certificates, warrant certificates, option certificates, stock powers and other documents of transfer, conveyance and assignment in form and substance reasonably satisfactory to the purchasing Holder and purchasing Holder's counsel required to transfer all of selling Holder's right, title and interest in and to the selling Holder's Shares, warrants and/or options and to vest in the purchasing Holder good and marketable title to such Shares, warrants and options free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever.

(f) Unless unanimously otherwise agreed in writing by the Holders, a senior management position shall at all times be held by a designee of the Purchaser's Board designees subject to approval of such designee by the Board.

(g) Each Holder hereby agrees to take all actions necessary to conduct, or cause the Company and the executive officers of the Company to conduct one meeting of the senior management per month and the Purchaser shall have the right to designate one non-voting observer to attend all such meetings.

2. RESTRICTION ON SALE OR TRANSFER

2.1 Right of First Offer. Each Holder hereby grants to the other Holder, a right of first offer with respect to future sales of Holder Shares. Each time a Holder (the "Selling Holder") proposes to offer any Holder Shares, the Selling Holder shall first make an offering of such Holder Shares to the other Holder (the "Non-Selling Holder") in accordance with the following provisions

(a) The Selling Holder shall deliver a notice ("Notice") to the Non- Selling Holder stating (i) its bona fide intention to offer such Holder Shares, (ii) the number of such Shares to be offered (the "Offered Shares"), and (iii) the price and terms, if any, upon which it proposes to offer such Shares.

(b) Within 30 days after giving of the Notice, the Non-Selling Holder may elect to purchase the Offered Shares, at the price and on the terms specified in the Notice.

(c) If all Shares which the Non-Selling Holder is entitled to obtain pursuant to Section 2.1(b) are not elected to be purchased, the Selling Holder may, during the 90-day period following the expiration of the period provided in
Section 2.1(b), offer the remaining unpurchased portion of such Shares to any person or persons at a price not less than, and upon terms no more favorable to the offeree than those specified in the Notice.

(d) If the Selling Holder does not sell or enter into an agreement for the sale of the Shares within such 90-day period, or if such agreement is not consummated within 30 days of the execution thereof, the right provided under this Section 2.1 shall be deemed to be revived and such Shares shall not be offered or sold unless first reoffered to the Non-Selling Holder in accordance herewith.

2.2 Exempt Transfers. Notwithstanding the foregoing, the right of first offer set forth in this Section 2 shall not apply to (a) any transfer to the ancestors, descendants or spouse or to trusts for the benefit of such persons or such Holder or to any majority-owned or majority-controlled affiliate of a Holder or (b) any resale under Rule 144 (promulgated under the Securities
Act) in compliance with the volume limitations set forth in Rule 144(e) thereunder (an "Exempt Transfer"), provided that as a condition precedent to any transfer made pursuant to the exemption provided by this Section 2.2(a), the Holder shall inform the other Holder of such transfer prior to effecting it and the transferee shall furnish the Holders with a written agreement to be bound by and comply with all provisions of this Agreement and such transferred Holder Shares shall remain "Holder Shares" hereunder, and such pledgee or transferee shall be treated as a "Holder" for purposes of this Agreement.

2.3 Void Transfers. Any attempt by a Holder to transfer Holder Shares in violation of this Section 2 hereof shall be void, and the Company agrees it will not effect such a transfer nor will it treat any alleged transferee as the holder of such shares without the written consent of the each Holder.

2.4 Transfer Agent. The Holders agree that the Company may instruct its transfer agent to impose transfer restrictions on the Holder Shares to enforce the provisions of this Agreement and the Company agrees to promptly do so.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

In order to induce the Purchaser to enter into this Agreement, the Company hereby represents and warrants to the Purchaser that:

3.1 Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of New York. The Company has all requisite corporate power and authority to own and operate its properties and assets, to execute and deliver this Agreement, the Registration Rights Agreement in the form attached hereto as Exhibit B, the Warrant in the form attached hereto as Exhibit C and the Employment Agreement (collectively, the "Related Agreements"), and to carry out in all material respects the provisions of this Agreement, the Related Agreements and to carry on in all material respects its business as presently conducted and as presently proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which failure to so qualify would have a material adverse effect on its business, properties, prospects or condition (financial or otherwise) (a "Material Adverse Effect").

3.2 Subsidiaries. Except as set forth in the Company's SEC Reports (as hereinafter defined), the Company does not own or control, directly or indirectly, any equity security or other interest of any other corporation, limited partnership or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

3.3 Capitalization.The authorized capital stock of the Company, as of the date hereof, consists of (i) 20,000,000 shares of common stock, par value $0.0001 per share (the "Common Stock"), 6,287,343 shares of which are issued and outstanding, and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share, 1,000,000 shares of which are designated Convertible Series A Preferred Stock and 12,325.82 shares of which are issued and outstanding.

(b) Other than as set forth in the Company's SEC Reports and other than the shares reserved for issuance under the Warrant, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), proxy or stockholder agreements, or agreements of any kind for the purchase or acquisition from the Company of any of its securities.

(c) All issued and outstanding shares of the Company's Common Stock (i) have been duly and validly authorized and issued, fully paid and nonassessable and
(ii) other than as set forth in the Company's SEC Reports, were issued in compliance with all applicable state and federal laws concerning the issuance of securities.

3.4 Authorization; Binding Obligations. All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization of this Agreement and the Related Agreements, the performance of all obligations of the Company hereunder and thereunder has been taken or will be taken prior to the Closing. The Agreement and the Related Agreements, when executed and delivered, will be valid and binding obligations of the Company enforceable in accordance with their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (ii) general principles of equity that restrict the availability of equitable remedies.

3.5 Compliance with Laws; Permits. The Company is not in violation of (i) any federal, state, local or foreign statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof, (ii) its Certificate of Incorporation, as amended, or By-Laws and (iii) any contracts except where (with respect to (i) and (iii)) such violation would not have a Material Adverse Effect. No governmental orders, permissions, consents, approvals or authorizations are required to be obtained by the Company and no registrations or declarations are required to be filed by the Company in connection with the execution and delivery of this Agreement or any of the Related Agreements. The Company has all franchises, permits, licenses and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which could have a Material Adverse Effect and believes it can obtain, without undue burden or expense, any similar authority for the conduct of its business as currently planned to be conducted. The Company is not in default in any material respect under any of such franchises, permits, licenses, or other similar authority. The Company has not received notice of any pending cancellation or suspension of any thereof. The consummation of the transactions contemplated by the Stock Purchase Agreement and ownership of the Shares and the Warrant (as that term is defined in the Stock Purchase Agreement) by the Purchaser shall not result in the forfeiture or loss by the Company of any of the Company's licenses, permissions, consents, approvals or authorizations necessary for the conduct of the Company's business.

3.6 Full Disclosure. Neither this Agreement, the exhibits hereto, the Related Agreements nor any other document delivered by the Company to Purchaser Or their attorneys or agents in connection herewith or therewith or with the transactions contemplated hereby or thereby, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein or therein not misleading.

3.7 SEC Reports and Financial Statements. (a) The Company has filed all forms, reports, schedules, registration statements, definitive proxy statements and other documents (together with all amendments thereof and supplements thereto) required to be filed by the Company with the Securities and Exchange Commission (the "SEC") (as such documents have since the time of their filing been amended or supplemented, the "SEC Reports"). As of their respective dates, the SEC Reports (i) complied as to form in all material respects with the requirements of the Securities Act of 1933 or the Securities Exchange Act of 1934, if applicable, as the case may be, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes, if any, thereto) of the Company included in the SEC Reports (the "Financial Statements") complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements, to normal, recurring year-end audit adjustments (which are not expected to be, individually or in the aggregate, materially adverse to the Company taken as a whole)) the financial position of the Company as at the respective dates thereof and the results of their operations and cash flows for the respective periods then ended.

(b) Except as set forth in the SEC Reports, the Company does not have any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities and obligations incurred in the ordinary course of business consistent with past practice which could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. The Company is not in default in respect of the material terms and conditions of any indebtedness or other agreement which could, individually or in the aggregate, be expected to have a Material Adverse Effect.

3.8 Absence of Certain Events. Except as disclosed in the SEC Reports, since March 31, 2000, the Company has operated its business only in the ordinary course consistent with past practices and there has not occurred (i) to the Company's knowledge any event, occurrence or conditions which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect; (ii) any entry into or any commitment or transaction that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect; (iii) any material change by the Company in its accounting methods, principles or practices; (iv) any amendments or changes in the Certificate of Incorporation or By-Laws of the Company; (v) any reevaluation by the Company of its of their assets, including, without limitation, write-offs of accounts receivable, other than in the ordinary course of the Company's business consistent with past practices; (vi) any damage, destruction or loss which, individually or in the aggregate, resulted in or could reasonably be expected to have a Material Adverse Effect; (vii) any event pursuant to which the Company has engaged in any material transaction or entered into any material agreement, in each case outside the ordinary course of business which, individually or in the aggregate, could be reasonably expected to have a Material Adverse Effect; (viii) any increase in the compensation of any officer of the Company or any general salary or benefits increase to the employees of the Company other than in the ordinary course of business; or (ix) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company, or any repurchase, redemption or other acquisition by the Company of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company, except with respect to the dividends declared with respect to the 12,325.82 shares of Series A Preferred Stock.

4. COVENANTS OF THE COMPANY.

The Company shall comply, and the Company shall cause any direct or indirect subsidiaries of the Company, if any, to comply (to the extent applicable), with the following covenants, except as shall otherwise be expressly agreed pursuant to a written consent or consents executed by the Purchaser:

4.1 Operating Licenses. The Company shall use its best efforts to cause all government licenses, permissions, covenants, approvals or authorizations necessary for the conduct of the Company's business as now being conducted by it, to be registered in the name of an officer or employee of the Company other than, or in addition to, Vassell.

4.2 Nasdaq Listing. The Company shall use its best efforts to cause the Company's Common Stock to remain listed on the Nasdaq Stock Market or any national securities exchange.

4.3 Directors' and Officers' Insurance. The Company shall maintain in full force and effect directors' and officers' liability insurance in reasonable amounts (but not less than $2,000,000) from established and reputable insurers. In accordance with Article Seventh of the Company's Certificate of Incorporation, the Company shall continue to limit the personal liability of its directors to the fullest extent permitted by Section 402 of the Business Corporation Law of the State of New York, as may be amended or supplemented

(the "BCL"). In accordance with Article Eighth of the Company's Certificate of Incorporation, the Company shall continue to indemnify its directors and officers to the fullest extent permitted by Article 7 of the BCL.

4.4 Inspection Rights. Upon reasonable notice to the Company, so long as the Purchaser shall Beneficially Own 300,000 Shares, the Purchaser shall have the right to, and the Company shall take such actions as are reasonably practicable in order to permit the Purchaser to, (a) visit and inspect any properties of the Company, (b) inspect and make extracts from the books and records of the Company, including, without limitation, management letters prepared by its independent certified public accountants, and (c) discuss with the Company's officers and employees, the respective businesses, assets, liabilities, financial conditions, results of operations and business prospects of the Company.

5. TERMINATION

5.1 This Agreement shall continue in full force and effect from the date hereof through the earliest of the following dates, on which it shall terminate in its entirety:

(a) the date as of which the parties hereto terminate this Agreement by written consent of the Purchaser and Vassell; or

(b) the tenth anniversary of the date hereof.

6. MISCELLANEOUS

6.1 The parties hereto agree promptly after the execution of this Agreement to take all actions necessary to effect amendments to the Company's Certificate of Incorporation and By-Laws in order to incorporate and give full effect to the provisions of this Agreement.

6.2 The parties hereto hereby declare that it is impossible to measure in money the damages which will accrue to a party hereto or to their heirs, personal representatives, or assigns by reason of a failure to perform any of the obligations under this Agreement and agree that the terms of this Agreement shall be specifically enforceable. If any party hereto or its heirs, personal representatives, or assigns institutes any action or proceeding to specifically enforce the provisions hereof, any person against whom such action or proceeding is brought hereby waives the claim or defense therein that such party or such personal representative has an adequate remedy at law, and such person shall not offer in any such action or proceeding the claim or defense that such remedy at law exists.

6.3 This Agreement, and the rights of the parties hereto, shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the conflicts of law provisions thereof.

6.4 This Agreement may be amended and any term hereof may be waived only by an instrument in writing signed by the Company, Vassell and the Purchaser.

6.5 All offers, notices, acceptances, requests of other communications hereunder shall be in writing and shall be delivered (i) in person, (ii) by certified or registered mail, return receipt requested, (iii) by Federal Express or other nationally recognized overnight courier service which issues confirmation of delivery or (iv) by confirmed facsimile transmission, to the Company, Vassell and the Purchaser at the addresses or facsimile numbers set forth below or to such other addresses or facsimile number, as applicable, as any party hereto may designate to the others in writing:

                           If to the Company:

                           Command Security Corporation
                           Route 55 Lexington Park
                           Lagrangeville New York 12540
                           Facsimile:  (914) 454-0075

                           with a copy to:

                           David J. Pollitzer, Esq.
                           Herzog, Engstrom & Koplovitz, P.C.
                           99 Pine Street
                           Albany, New York 12207-2776
                           Facsimile:  (518) 462-2743

                           If to Vassell

                           William C. Vassell
                           148 Edward Place
                           Stamford, Connecticut  06905

                           with a copy to:

                           Robert Cantone
                           Proskauer Rose LLP
                           1585 Broadway
                           New York, New York  10036-8299
                           Facsimile:  (212) 969-2900

                           If to the Purchaser:

                           Reliance Security Group plc
                           Boundary House
                           Cricket Field Road
                           Uxbridge, Middlesex UB81QG
                           Attention:  Geoff Haslehurst
                           Facsimile:  011-44-189-520-5090

                           with copies to:

                           Rosenman & Colin LLP
                           575 Madison Avenue
                           New York, NY 10022
                           Attention:  Howard S. Jacobs, Esq.
                                       Wayne Wald, Esq.
                           Facsimile:  (212) 940-8776

      Any such notice shall be deemed to be given (i) when delivered, if delivered personally or by Federal Express or other nationally recognized overnight courier service, (ii) on the third Business Day after the date of mailing, if sent by certified or registered mail or (iii) upon confirmation of receipt, if delivered by facsimile transmission.

6.6 If any provision of this Agreement is held to be invalid or unenforceable, the validity and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

6.7 This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, assigns, administrators, executors and other legal representatives.

6.8 This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same agreement.

6.9 No waivers of any breach of this Agreement extended by any party hereto to any other party shall be construed as a waiver of any rights or remedies of any other party hereto or with respect to any subsequent breach.

6.10 The Company and Purchaser agree that any transaction or series of transactions between the Company and Purchaser, whether or not in the ordinary course of business, will be on terms and conditions substantially as favorable as would be obtainable in a comparable arm's length transaction with a Person other than the Company or Purchaser, as the case may be.

7. CERTAIN DEFINITIONS

7.1 "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person (as defined below) shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as within the meanings of Section 13(d)(3) of the Exchange Act.

7.2 "Independent Director" means a natural person (a) who, for the five- year period prior to his or her appointment as Independent Director has not been, and during the continuation of his or her services as Independent Director is not, (i) an employee, director, member or officer of the Company or any of its affiliates (other than his or her services as an Independent Director of the Company); (ii) a customer of the Company or any of its affiliates, (iii) a consultant or other professional adviser retained by the Company or (iv) any member of the immediate family of a person described in (i), (ii) or
(iii) and (b) who, so long as the Company maintains a listing on the Nasdaq Stock Market, qualifies as an independent director under the Nasdaq listing requirements.

7.3 "Person" shall mean an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

     IN WITNESS WHEREOF, the parties hereto have executed this Letter Agreement as of the date first above written.

                                      COMMAND SECURITY CORPORATION

                                      By:/s/ William C. Vassell
                                         ----------------------
                                          Name:  William C. Vassell
                                          Title: Chairman

                                      /s/ William C. Vassell
                                      ------------------------------------
                                      WILLIAM C. VASSELL

                                      RELIANCE SECURITY GROUP PLC

                                      By: /s/
                                          --------------------------------
                                          Name:___________________________
                                          Title:__________________________

                                                                      EXHIBIT F

                           ESCROW AGREEMENT

     AGREEMENT dated September 12, 2000, among WILLIAM VASSELL
("Vassell"), RELIANCE SECURITY GROUP PLC, a company organized under the laws of England and Wales (Reliance"), and PROSKAUER ROSE LLP, in its capacity as escrow agent under this Agreement (the "Escrow Agent").

     WHEREAS, Reliance and certain shareholders of Command Security Corporation ("Command") have entered into a Stock Purchase Agreement (the "Stock Purchase Agreement");

     WHEREAS, in connection with the Stock Purchase Agreement, Vassell and Reliance have entered into a Shareholder's Agreement relating to, among other matters, the voting and disposition of their respective holdings of shares of common stock of Command; and

     WHEREASE, in connection with the Shareholder's Agreement, Vassell and Reliance desire to establish an escrow arrangement whereby shares of Common Stock of Command owned by Vassell shall be held in escrow and thereafter released to Vassell or transferred to Reliance, depending on the achievement by Command of a specified milestone; and

     WHEREAS, the Escrow Agent has agreed to act as the escrow agent for the Escrow Fund (as defined in Section 1 hereof).

     NOW, THEREFORE, the parties hereto agree as follows:

     1. Establishment of Escrow Fund and Deposit of Collateral

     Concurrently with the consummation of the transactions contemplated by the Stock Purchase Agreement, Vassell shall deposit certificates representing 250,000 shares of stock Command Common Stock (the "Shares") with the Escrow Agent together with a stock power or stock powers separate from such certificates duly executed in blank for transfer. In the event the Stock Purchase Agreement is terminated prior to the consummation of the transactions contemplated thereby, this Agreement shall be null and void. From and after the date of such initial deposit of the Shares, Vassell shall deposit with the Escrow Agent together with any stock powers or any other endorsements required for transfer, any and all cash, securities and other property distributed or issued in respect of the Shares, whether by virtue of any stock dividend, stock split, reclassification, recapitalization, merger, reorganization or otherwise, to be held by the Escrow Agent pursuant hereto (the Shares, together with any such cash securities or other property deposited with the Escrow Agent, together with any dividends, interest or earnings thereon, is referred to herein as the "Escrow Fund"). The Escrow Agent shall hold and deal with the Escrow Fund in accordance with the terms and conditions hereinafter set forth.

     2. Investment of Escrow Fund

     The Escrow Agent shall act as custodian of the Escrow Fund and may (but shall not be required) from time to time invest and reinvest the portion, if any, of the Escrow Fund constituting cash in (i) direct obligations of the United States Government (or agencies or instrumentalities thereof) or any state of the United States (or agencies or instrumentalities of any thereof), with a maturity of no more than three months or (ii) certificates of deposit, time deposits or other interest-bearing deposits with a maturity of no longer than three months of commercial banks having total capital and surplus of at least $50,000,000, and the Escrow Agent shall have the power to sell or liquidate the foregoing investment whenever the Escrow Agent shall be required to release all or any portion of the Escrow Fund pursuant to Section 3 or Section 4 hereof. The Escrow Agent shall have no liability for any investment losses resulting from the investment, reinvestment, sale or liquidation of the Escrow Fund, except in the case of its own gross negligence or willful misconduct.

     3. Release of Escrow Fund to Vassell

     If the earnings before interest, taxes, depreciation and amortization of Command for the 12-month period ending September 30, 2001, as determined in accordance with U.S. generally accepted accounting principles ("EBITDA"), shall be $2.7 million or more, Vassell and Reliance shall promptly after the publication of Command's quarterly results for the quarter ending September 30, 2001, jointly direct and authorize the escrow agent in writing to release and deliver to Vassell the Escrow Fund. The Escrow Agent shall thereafter promptly release and deliver the Escrow Fund to Vassell. Notwithstanding anything to the contrary contained herein, no effect shall be given in the calculation of EBITDA to any expenses or charges of Command related to the transactions contemplated by the Shareholders' Agreement or the Stock Purchase Agreement.

     4. Release of Escrow Fund to Reliance

     If EBITDA, shall be less than $2.7 million, Reliance and Vassell shall promptly after the publication of Command's quarterly results for the quarter ending September 30, 2001, jointly direct and authorize the escrow agent in writing to release and deliver to Reliance the Escrow Fund. The Escrow Agent shall thereafter promptly release and deliver the Escrow Fund to Reliance.

     5. Termination of Escrow Agent

     This Escrow Agreement (other than the provisions of Section 6 hereof which shall survive such termination indefinitely) shall terminate upon the Escrow Agent's release and delivery of the Escrow Fund to Vassell or Reliance, as the case may be.

     6. Escrow Agent

     (a) The duties and obligations of the Escrow Agent shall be determined solely by the express provisions of this Agreement and the Escrow Agent shall not be liable except for the performance of such duties and obligations as are expressly set out in this Agreement. The Escrow Agent shall not be bound in any way by any modification or amendment of this Escrow Agreement, unless the same shall have been agreed to in writing by the Escrow Agent.

     (b) The Escrow Agent shall not be responsible in any manner whatsoever for any failure or inability of Vassell or Reliance to honor any of the provisions of this Agreement.

     (c) The Escrow Agent shall be fully protected in acting on and relying upon any written advice, certificate, notice, direction, instruction, request, or other paper or document which the Escrow Agent in good faith believes to be genuine and to have been signed or presented by the proper party or parties, and may assume that any person purporting to give such advice, certificate, notice, direction, instruction or request or other paper or document has been duly authorized to do so. The Escrow Agent assumes no responsibility for the genuineness, validity, value or collectibility of any of the Escrow Fund.

     (d) The Escrow Agent shall not be liable for any error of judgment, or for any act done or step taken or omitted by it in good faith or for any mistake in fact or law, or for anything which it may do or refrain from doing on connection herewith, except its own gross negligence or willful misconduct, and the Escrow Agent may consult with counsel, accountants, consultants or advisors of its own choice and shall have full and complete authorization and protection for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel, accountants, consultants or advisors.

     (e) If a dispute arises between one or more of the parties hereto, or between any of the parties hereto and any person no a party hereto, as to whether or not or to whom the Escrow Agent shall deliver the Escrow Fund or any portion thereof or as to any other matter arising out of or relating to this Agreement or the Escrow Fund deposited hereunder, the Escrow Agent shall not make any delivery of the Escrow Fund or any portion thereof but shall retain it without liability until the rights of the parties to the dispute shall have finally been determined by mutual agreement, or by order, judgment or decree of a court claiming jurisdiction or authority with respect thereto, accompanied by an opinion of counsel of the party requesting release of the Escrow Fund to the effect that such order, judgment or decree represents a final adjudication of the rights of the parties by a court of competent jurisdiction, and the time for appeal has expired without an appeal having been perfected. The Escrow Agent shall be under no duty whatsoever to institute or defend any such proceedings. The Escrow Agent shall be entitled to assume that no such controversy has arisen unless it has received written notice of such controversy from a party to this Agreement that such a controversy has arisen and which notice identifies with reasonable specificity the factual and legal basis for controversy.

     (f) Notwithstanding anything herein to the contrary, if the Escrow
Agent shall be uncertain as to its duties or rights hereunder or shall receive any notice, advice, direction or other document from any other party with respect to this Agreement which, in the Escrow Agent's opinion, is in conflict with any of the provisions of this Escrow Agreement, or shall be advised by a person other than a party hereto that a dispute has arisen with respect to the payment, ownership or right of possession of the Escrow Fund or any part thereof (or as to the delivery, non-delivery or content of any notice, advice, direction or other document), the Escrow Agent may refrain from taking any action other than to use its best efforts to keep safely the Escrow Fund until the Escrow Agent shall directed otherwise in writing by the parties hereto or by an order, decree or judgment of a court of competent jurisdiction which has been finally affirmed on appeal, but the Escrow Agent shall be under no duty to institute or to defend any proceeding, although it may institute or defend such proceedings.

     (g) The parties hereby authorize the Escrow Agent, if the Escrow Agent is threatened with litigation or is sued, to interplead all interested parties in any court of competent jurisdiction and to deposit the Escrow Fund with the clerk of that court.

     (h) The Escrow Agent hereby accepts its appointment and agrees to act as Escrow Agent under the terms and conditions of this Agreement. By such acceptance and agreement, however, the Escrow Agent shall not be deemed to have waived any right with respect to any transaction or representation (other than its service as Escrow Agent hereunder) between or among it and any other party or parties hereto. Vassell and Reliance (i) acknowledge that the Escrow Agent has acted as counsel to Vassell in connection with the transactions contemplated herein, and (ii) agree that the Escrow Agent shall not, by reason of acting as Escrow Agent hereunder, be precluded from continuing to represent Vassell, or any affiliate thereof, in any controversy, suit or proceeding in connection herewith or otherwise. Each of Vassell and Reliance hereby waives any claim of conflict of interest against the Escrow Agent, and agrees not to call the Escrow Agent, or any of its partners or employees as a witness in any proceeding, or to take any other action which would preclude the Escrow Agent from representing Reliance or any of its affiliates.

     (i) Vassell and Reliance will, jointly and severally, reimburse and indemnify the Escrow Agent for, and hold it harmless against, any loss, liability or expense, including, but not limited to, reasonable counsel fees (promptly as statements therefor are received), incurred without willful misconduct or gross negligence on the part of the Escrow Agent arising out of or in connection with its acceptance of, or the performance of its duties and obligations under this Agreement as well as the costs and expenses of defending against any claim or liability arising out of or relating to this Agreement. The obligations of the parties under this Section 6(i) will survive: (i) the delivery of the Escrow Fund pursuant to Section 3 and/or
Section 4 hereof; (ii) the termination of this Escrow Agreement; and (iii) the resignation or removal of the Escrow Agent.

     7. Resignation

     The Escrow Agent may at any time resign as Escrow Agent by mailing written notice to Vassell and Reliance of such intention on its part, specifying the date on which its desired resignation shall be come effective. Upon receiving such notice of resignation, Vassell and Reliance shall promptly appoint a successor escrow agent by written instrument signed on behalf of Vassell and Reliance, one copy of which shall be delivered to each of the resigning Escrow Agent and the successor escrow agent. If Vassell and Reliance shall fail to make such appointment within a period of 30 days after they have been notified in writing of such resignation by the resigning Escrow Agent, then the resigning Escrow Agent may apply to any court of competent jurisdiction for the appointment of a successor escrow agent. Such resignation shall become effective upon the acceptance of the appointment by the successor escrow agent as provided in this Section 7. Upon resignation, the Escrow Agent shall be entitled to payment by Vassell and Reliance of any amounts then due it hereunder. Any successor escrow agent shall have all the rights, obligations and immunities of the Escrow Agent set forth herein.

     8. Notice, Etc.

     All notices, orders, demands, instruction, certificates and other communications relating to this Agreement shall be in writing and shall be deemed sufficiently given, if delivered in person or by courier or telegraphed, telexed or by facsimile transmission or when mailed, certified or registered mail, postage prepaid to the party for whom intended at the following addresses:

     (a) If to Vassell, to

                 William C. Vassell
                 148 Edward Place
                 Stamford, Connecticut 06905

     (b) If to the Reliance, to:

                 Reliance Security Group plc
                 Boundary House
                 Cricket Field Road
                 Uxbridge, Middlesex UB81QG

                 Attention:  Geoff Haslehurst
                 Facsimile:  011-44-189-520-5090

                 with a copy to:

                 Rosenman & Colin LLP
                 575 Madison Avenue
                 New York, New York 10022

                 Attention:  Howard S. Jacobs, Esq.
                             Wayne Wald, Esq.

                 Facsimile:  (212) 940-8776

     (c) If to the Escrow Agent, to:

                 Proskauer Rose LLP
                 1585 Broadway
                 New York, New York 10036

                 Attention:  Robert A. Cantone, Esq.
                 Facsimile:  (212) 969-2900

     Any party may, by written notice given in the manner set forth above to the others change the address to which notices to such party are to be delivered or mailed.

     9. Tax Treatment of Escrow Fund

     For purposes of federal and other taxes based on income, Vassell will be treated as the owner of the Escrow Fund and Vassell shall report all income, if any, that is earned on, or derived from, the Escrow Fund as his income in the taxable year or years in which such income is properly includible and pay any taxes attributable thereto. Vassell shall provide Escrow Agent with his taxpayer identification number upon execution of this Agreement.

     10. Jurisdiction

     Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement shall be brought against any of the parties in the courts of the State of New York in the County of New York, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York, and each of the parties hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any such action or proceeding may be served anywhere in the world, whether within or without the State of New York.

     11. General

     The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement may be executed concurrently in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The terms and provisions of this Agreement constitute the entire agreement between the parties hereto. This Agreement or any provision hereof may be amended, modified, waived or terminated only by written instrument duly signed by the parties hereto or their successors and assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto, and their respective successors and assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any other person any rights or remedies under or by reason of this Agreement. The terms and provisions of this Agreement shall be construed and enforceable in accordance with the laws of the State of New York, without regard to its choice of law principles.

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement on the date first above written.

                                   RELIANCE SECURITY GROUP PLC

                                   By:/s/
                                      --------------------
                                      Authorized Signatory

                                   /s/ William C. Vassell
                                   ----------------------
                                   William C. Vassell

                                   PROSKAUER ROSE LLP

                                   By:/s/ Robert A. Cantone
                                      ---------------------
                                      Robert A. Cantone, A Partner